SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

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Everest Re Group, Ltd.

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EVEREST RE GROUP, LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 14, 2014

TO THE SHAREHOLDERS OF EVEREST RE GROUP, LTD.:

The Annual General Meeting of Shareholders of Everest Re Group, Ltd. (the "Company"), a Bermuda company, will be held at Fairmont Hamilton Princess, 76 Pitts Bay Road, Hamilton, Bermuda on May 14, 2014 at 10:00 a.m., local time, for the following purposes:

1.   To elect Dominic J. Addesso, John J. Amore, John R. Dunne, William F. Galtney, Jr., Roger M. Singer, Joseph V. Taranto and John A. Weber as directors of the Company, each to serve for a one-year period to expire at the 2015 Annual General Meeting of Shareholders or until such director's successor shall have been duly elected or appointed or until such director's office is otherwise vacated.

2.   To appoint PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to act as the Company's auditor for the year ending December 31, 2014 and authorize the Company's Board of Directors, acting through its Audit Committee, to retain the independent registered public accounting firm acting as the Company's auditor.

3.   To approve, by non-binding advisory vote, 2013 compensation paid to the Company's Named Executive Officers.

4.   To consider and act upon such other business, if any, as may properly come before the meeting and any and all adjournments thereof.

The Company's financial statements for the year ended December 31, 2013, together with the report of the Company's independent registered public accounting firm in respect of those financial statements, as approved by the Company's Board of Directors, will be presented at this Annual General Meeting.

Only shareholders of record identified in the Company's Register of Members at the close of business on March 20, 2014 are entitled to notice of, and vote at, the Annual General Meeting.

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting in person, you are urged to sign and date the enclosed proxy and return it promptly in the postage prepaid envelope provided.

By Order of the Board of Directors
Sanjoy Mukherjee
Executive Vice President, General Counsel and Secretary

April 11, 2014
Hamilton, Bermuda

EVEREST RE GROUP, LTD.

PROXY STATEMENT
——————————
ANNUAL GENERAL MEETING OF SHAREHOLDERS

MAY 14, 2014

TABLE OF CONTENTS

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 14, 2014 at Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Hamilton, Bermuda at 10:00 a.m.

The proxy statement and annual report to shareholders are available at
http://www.everestregroup.com/InvestorCenter/AnnualMeetingMaterials.aspx

EVEREST RE GROUP, LTD.

PROXY STATEMENT
_____

ANNUAL GENERAL MEETING OF SHAREHOLDERS

May 14, 2014

GENERAL INFORMATION

The enclosed Proxy Card is being solicited on behalf of the Board of Directors (the "Board") for use at the 2014 Annual General Meeting of Shareholders of Everest Re Group, Ltd., a Bermuda company (the "Company"), to be held on May 14, 2014, and at any adjournment thereof.   It may be revoked at any time before it is exercised by giving a later-dated proxy, notifying the Secretary of the Company in writing at the Company's registered office at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, or by voting in person at the Annual General Meeting. All shares represented at the meeting by properly executed proxies will be voted as specified and, unless otherwise specified, will be voted: (1) for the election of Dominic J. Addesso, John J. Amore, John R. Dunne, William F. Galtney, Jr., Roger M. Singer, Joseph V. Taranto and John A. Weber as directors of the Company; (2) for the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to act as the Company's auditor for 2014 and for authorizing the Company's Board of Directors acting through its Audit Committee to retain the independent registered public accounting firm serving as the Company's auditor; and (3) for the approval, by non-binding advisory vote, of the 2013 compensation paid to the Named Executive Officers (as defined herein).

Only shareholders of record at the close of business on March 20, 2014 will be entitled to vote at the meeting. On that date, 55,821,464 Common Shares, par value $.01 per share ("Common Shares"), were outstanding.   However, this amount includes 9,719,971 Common Shares held by Everest Reinsurance Holdings, Inc. ("Everest Holdings"), the Company's subsidiary. As provided in the Company's Bye-laws, Everest Holdings may vote only 5,526,324 of its shares. The outstanding share amount also excludes 26,347 shares with no voting rights. The limitation of Everest Holdings voting shares to 5,526,324 and the exclusion of 26,347 shares with no voting rights results in 51,601,470 Common Shares entitled to vote.

The election of each nominee for director and the approval of all other matters to be voted upon at the Annual General Meeting require the affirmative vote of a majority of the votes cast at the Annual General Meeting, provided there is a quorum consisting of not less than two persons present in person or by proxy holding in excess of 50% of the issued and outstanding Common Shares entitled to attend and vote at the Annual General Meeting. The Company has appointed inspectors of election to count votes cast in person or by proxy. Common Shares owned by shareholders who are present in person or by proxy at the Annual General Meeting but who elect to abstain from voting will be counted towards the presence of a quorum. However, such Common Shares and Common Shares owned by shareholders and not voted in person or by proxy at the Annual General Meeting (including "broker non-votes") will not be counted towards the majority needed to elect a director or approve any other matter before the shareholders and, thus, will have no effect on the outcome of those votes.

This Proxy Statement, the attached Notice of Annual General Meeting, the Annual Report of the Company for the year ended December 31, 2013 (including financial statements) and the enclosed Proxy Card are first being mailed to the Company's shareholders on or about April 11, 2014.

All references in this document to "$" or "dollars" are references to the currency of the United States of America.

The Company knows of no specific matter to be brought before the Annual General Meeting that is not referred to in the attached Notice of Annual General Meeting of Shareholders and this Proxy Statement. If any such matter comes before the meeting, including any shareholder proposal properly made, the proxy holders will vote proxies in accordance with their best judgment with respect to such matters. To be properly made, a shareholder proposal must comply with the Company's Bye-laws and, in order for any matter to come before the meeting, it must relate to matters referred to in the attached Notice of Annual General Meeting.

PROXY SUMMARY

This summary highlights certain information contained in the Company's proxy statement. The summary does not contain all of the information that you should consider, and we encourage you to read the entire proxy statement carefully.

Financial Highlights

For fiscal year 2013, the Company earned a record $1.3 billion of after- tax net income and a 20% Net Income Return on Average Equity. The Company's gross written premiums grew by 21%, or $900 million, to $5.2 billion in 2013. The Company's strong earnings were also driven by excellent underwriting results with $738 million of underwriting income.

Returning Value to Shareholders

We returned almost $729 million to shareholders in 2013 through dividends and share repurchases. The Company repurchased $622 million of shares, paid $107 million in dividends, and redeemed $330 million of debt. In September 2013, the dividend was increased 56%, from $0.48 per share to $0.75 per share. Year over year book value adjusted for dividends increased 14%. The Company's stock price increased 41% over the year, exceeding the S&P 500 total return of 32%.

Corporate Governance Profile and Compensation Best Practices

We are committed to operating our business consistent with sound corporate practices. The Board adheres to the Company's Corporate Governance Guidelines and Ethics Guidelines and Index to Compliance Policies, which are available on the Company's website at http//www.everestregroup.com. The Board also aims to meet or exceed, where applicable, the corporate governance standards established by the New York Stock Exchange ("NYSE"). In addition, as set forth in more detail in this proxy statement in the section entitled "Compensation Discussion and Analysis", the Board strives to respond to shareholder concerns regarding compensation practices from a governance perspective. Our corporate governance and compensation best practices include:

Governance Profile Best Practice		Company Practice
✓	Board Independence Standard	The Board has adopted director independence standards stricter than the listing standards of the NYSE
✓	Director Independence on Key Committees	The Board's Audit, Compensation and Nominating and Governance Committees are composed entirely of independent directors
✓	Separate Chairman and CEO	The role of Chairman and CEO are separate
✓	Shareholders Annual Election of All Board Members	The Board is fully declassified and all Directors elected by shareholders annually
✓	Simple Majority Vote	Simple majority voting for Directors
✓	Board Meeting Attendance	100% 2013 Board meeting attendance
✓	Annual Meeting Attendance	Director attendance expected at Annual Meeting per Governance Guidelines, and 100% 2013 Annual Meeting attendance
✓	Over-Boarding	No Directors sit on the boards of other publically traded companies. Directors are prohibited from sitting on the boards of competitors
✓	Non-Management Executive Sessions	Regular executive sessions of Non-Management Directors
✓	Shareholder Access	No share ownership or holding thresholds to nominate qualified director to board
✓	Prohibition on Hedging Company's Stock	The Company's Ethics Guidelines address hedging through a total prohibition on trading in the options on Company's stock, including "put" and "call" options. The Company's officers, directors and employees are also prohibited from "shorting" the Company's stock

Compensation Best Practice		Company Practice
✓	No Separate Change in Control Agreement for the CEO	Current CEO, Dominic Addesso, is a participant in the Senior Executive Change in Control Plan ("CIC Plan") along with the other Named Executive Officers
✓	No Automatic Accelerated Vesting of Equity Awards	Accelerated equity vesting provisions are not and will not be incorporated in the employment agreements of any Named Executive Officer
✓	Double Trigger for Change-in-Control	The participants in the CIC Plan are subject to the double-trigger provisions
✓	No Excise Tax Assistance	No "gross-up" payments by the Company of any "golden parachute" excise taxes upon a change-in-control
✓	Say on Pay Frequency	Say on Pay Advisory Vote considered by Shareholders annually
✓	No Repricing of Options and SARs	The Board adheres to a strict policy of no repricing of Options and SARs. The Company's equity plans require the exercise price to be no less than the "fair market value" on the date the option or SAR is granted
✓	Vesting Period of Options and Restricted Shares	Board-approved award agreements require vesting of options and restricted shares over a 5-year period at the rate of 20% per year, two years longer than the three-year industry norm
✓	Clawback Policy	Clawback Policy covering current and former employees, including Named Executive Officers, providing for forfeiture and repayment of any incentive based compensation

Voting Matters and Board's Voting Recommendations

Proposal	Board's Voting Recommendations	Page
Election of Director Nominees **(Proposal 1)**	*FOR* ALL DIRECTOR NOMINEES	6
Appointment of PricewaterhouseCoopers as Company Auditor **(Proposal 2)**	*FOR*	71
Non-Binding Advisory Vote on Executive Compensation **(Proposal 3)**	*FOR*	71

PROPOSAL NO. 1—ELECTION OF DIRECTORS

The Board of Directors recommends that you vote FOR the director nominees described below. Proxies will be so voted unless shareholders specify otherwise in their proxies.

The Company's Bye-laws provide that all directors will be elected for one-year terms at each Annual General Meeting.

At the 2014 Annual General Meeting, the nominees for director positions are to be elected to serve until the 2015 Annual General Meeting of Shareholders or until their qualified successors are elected or until such director's office is otherwise vacated. At its regularly scheduled meeting on February 26, 2014, the Nominating and Governance Committee recommended to the Board the nominations of Dominic J. Addesso, John J. Amore, John R. Dunne, William F. Galtney, Jr., John P. Phelan, Roger M. Singer, Joseph V. Taranto and John A. Weber as directors, all of whom are currently directors of the Company.

The Board accepted the Nominating and Governance Committee recommendations, and each nominee accepted his nomination except for Mr. Phelan. Subsequent to his nomination, Mr. Phelan advised the Board of his decision to not stand for re-election for personal reasons. It is not expected that any of the remaining nominees will become unavailable for election as a director, but if any nominee should become unavailable prior to the meeting, proxies will be voted for such persons as the Board shall recommend, unless the Board reduces the number of directors accordingly. There are no arrangements or understandings between any director, or any nominee for election as a director, and any other person pursuant to which such person was selected as a director or nominee.

Information Concerning Nominees

The following information has been furnished by the respective nominees for election of directors to serve for a one year term expiring in May, 2015.

Dominic J. Addesso, 60, a director of the Company since September 19, 2012, became Chief Executive Officer of the Company, Everest Reinsurance Company ("Everest Re") and Everest Holdings on January 1, 2014. He became President of the Company, Everest Holdings and Everest Re on June 16, 2011 and served as Chief Financial Officer of those companies from 2009 through the second quarter of 2012. In 2009, he became a director and Executive Vice President of Everest Re and Everest Holdings, and a director, Chairman and Chief Executive Officer of Everest Global Services, Inc. ("Everest Global"). In 2009, he became a director of Everest Reinsurance (Bermuda), Ltd. ("Bermuda Re"), where he has also served as Chairman since 2011 and Chairman and director of Everest Re Advisors, Ltd. ("Everest Re Advisors"). From 2009 through February 2012, he served as director of Everest Reinsurance Company (Ireland), Limited ("Ireland Re") and Everest Underwriting Group (Ireland), Limited ("Ireland Underwriting"), both Irish subsidiaries of the Company. In 2009, he was appointed as a director of Everest Advisors (UK), Ltd. ("Advisors U.K."), as a director of Mt. McKinley Insurance Company ("Mt. McKinley"), as well as a director and Chairman of Everest International Reinsurance, Ltd., ("International Re"), and as a director and Treasurer (until 2012) of Everest Insurance Company of Canada ("EVCAN"). Also in 2009, Mr. Addesso became a director of Everest National Insurance Company ("Everest National"), Everest Indemnity Insurance Company ("Everest Indemnity") and Everest Security Insurance Company (f/k/a Southeastern Security Insurance Company) ("Everest Security") and a director, Chairman and President of Mt. Whitney Securities, Inc., a subsidiary of Everest Re ("Mt. Whitney").

From 2008 until he joined the Company in May 2009, Mr. Addesso was President of Regional Clients of Munich Reinsurance America, Inc. From 2001 to 2009, he served as President of Direct Treaty, Munich Reinsurance America, Inc. with profit and loss responsibility for direct treaty business covering all lines including surety, political risk and marine. From 1999 through 2001, he served in various underwriting and financial operations roles. From 1982 to 1995, he served as Executive Vice President and Chief Financial Officer of Selective Insurance Group, Inc. Prior to that, Mr. Addesso worked in public accounting for KPMG. Mr. Addesso was selected to serve on the Board because of his significant knowledge of the Company's operations and the insurance and reinsurance industries.

John J. Amore, 65, became a director of the Company on September 19, 2012. Mr. Amore retired as a member of the Group Executive Committee of Zurich Financial Services Group, now known as Zurich Insurance Group, Ltd., in 2010, for which he continued to act as a consultant through 2012. From 2004 through 2010, he served as CEO of the Global General Insurance business segment after having served as CEO of the Zurich North America Corporate business division from 2001 through 2004. He became CEO of Zurich

U.S. in 2000, having previously served as CEO of the Zurich U.S. Specialties business unit. Before joining Zurich in 1992, he was vice chairman of Commerce and Industry Insurance Company, a subsidiary of American International Group, Inc. Mr. Amore served as a delegate for the Geneva Association, and is an Overseer Emeritus of the Board of Overseers for the School of Risk Management, Insurance and Actuarial Science at St. John's University in New York, a member of the Board of Directors of St. Vincent's Services, Brooklyn, New York and a member of the Board of Trustees and Finance, Audit and Investment Committees of Embry-Riddle Aeronautical University. Mr. Amore was selected to serve on the Board because of his experience as an insurance industry executive and finance background.

John R. Dunne, 84, became a director of Everest Holdings on June 10, 1996 and served as a director of Everest Re from June 1996 to February 2000. Thereafter he became a director of the Company upon the restructuring of Everest Holdings. Mr. Dunne is an attorney and member of the bars of New York and the District of Columbia. Since 1994 he has been counsel to the law firm of Whiteman Osterman & Hanna LLP in Albany, New York. From 1995 to 2007, Mr. Dunne served as a director of Aviva Life Insurance Company of New York. Mr. Dunne was a director of CGU Corporation, an insurance holding company, from 1993 until 2001. Mr. Dunne was counsel to the Washington, D.C. law firm of Bayh, Connaughton & Malone from 1993 to 1994. From 1990 to 1993, he served as an Assistant Attorney General at the United States Department of Justice. From 1966 to 1989, Mr. Dunne served as a New York State Senator while concurrently practicing law as a partner in New York law firms. Mr. Dunne was selected to serve on the Board because of his legal and governmental experience as well as his experience serving on the boards of insurance companies.

William F. Galtney, Jr., 61, became a director of Everest Holdings on March 12, 1996 and served as a director of Everest Re from March 1996 to February 2000. Thereafter he became a director of the Company upon the restructuring of Everest Holdings. Since February 1, 2006 he has been President of Galtney Enterprises, Inc. Since April 1, 2005, he has served as Chairman of Oxford Insurance Services Limited, a managing general and surplus lines agency. Prior thereto, he was President (from June 2001 until December 31, 2004) and Chairman (until March 31, 2005) of Gallagher Healthcare Insurance Services, Inc. ("GHIS"), a wholly-owned subsidiary of Arthur J. Gallagher & Co. ("Gallagher") From 1983 until its acquisition by Gallagher in June 2001, Mr. Galtney was the Chairman and Chief Executive Officer of Healthcare Insurance Services, Inc. (predecessor to GHIS), a managing general and surplus lines agency previously indirectly owned by The Galtney Group, Inc. Mr. Galtney is also Managing Member, President and Director of Galtney Group, LLC and was a director of Mutual Risk Management Ltd. from 1988 to 2002. During 2007, Mr. Galtney assumed the directorship of Intercare Holdings, Inc. and Intercare Solutions Holdings, Inc. During 2011, Mr. Galtney joined the board of directors of Houston Baseball Partners LLC and Healthcare Liability Solutions, Inc. Mr. Galtney was selected to serve on the Board because of his experience as an insurance industry executive and director.

Roger M. Singer, 67, became a director of the Company on February 24, 2010. He was elected as director of Bermuda Re and International Re, both Bermuda subsidiaries of the Company, on January 17, 2012. Mr. Singer, currently retired, was the Senior Vice President, General Counsel and Secretary to OneBeacon Insurance Group LLC (formerly known as CGU Corporation) and its predecessors, CGU Corporation and Commercial Union Corporation, from August of 1989 through December 2005. He continued to serve as director and consultant to OneBeacon Insurance Group LLC and its twelve subsidiary insurance companies through December 2006. Mr. Singer served with the Commonwealth of Massachusetts as the Commissioner of Insurance from July 1987 through July 1989 and as First Deputy Commissioner of Insurance from February 1985 through July 1987. He has also held various positions in branches of the federal government including the Office of Consumer Affairs and Business Regulation, the Consumer Protection Division and the Federal Trade Commission. Mr. Singer was selected to serve on the Board because of his legal experience and experience as an insurance industry regulator and insurance executive.

Joseph V. Taranto, 65, is a director and Chairman of the Board of the Company. He retired on December 31, 2013 as Chief Executive Officer of the Company and Chief Executive Officer and Chairman of the Board of Everest Holdings and Everest Re, in which capacity he had served since October 17, 1994. On February 24, 2000, he became Chairman of the Board and Chief Executive Officer of the Company upon the restructuring of Everest Holdings. Between 1986 and 1994, Mr. Taranto was a director and President of Transatlantic Holdings, Inc. and a director and President of Transatlantic Reinsurance Company and Putnam Reinsurance Company (both subsidiaries of Transatlantic Holdings, Inc.). Mr. Taranto was selected to serve on the Board because of his considerable experience as CEO of publicly traded international insurance and reinsurance companies, intimate knowledge of the Company's operations, and significant insight into the insurance and reinsurance markets.

John A. Weber, 69, became a director on May 22, 2003. He was elected as director of Bermuda Re and International Re, both Bermuda subsidiaries of the Company on January 17, 2012. Since December 2002, he has been the Managing Partner of Copley Square Capital Management, LLC, a private partnership which provides investment management and strategic advisory services to institutions. From 1990 through 2002, Mr. Weber was affiliated with OneBeacon Insurance Group LLC and its predecessor companies. During that affiliation, he became the Managing Director and Chief Investment Officer of the OneBeacon insurance companies and the President of OneBeacon Asset Management, Inc. (formerly known as CGU Asset Management, Inc.). From 1988 through 1990, Mr. Weber was the Chief Investment Officer for Provident Life & Accident Insurance Company and from 1972 through 1988 was associated with Connecticut Mutual Life Insurance Company ("Connecticut Mutual") and its affiliate, State House Capital Management Company ("State House"), eventually serving as Senior Vice President of Connecticut

Mutual and President of State House. Mr. Weber was selected to serve on the Board because of his experience as an insurance industry executive and investment adviser.

Information Concerning Executive Officers

The following information has been furnished by the Company's executive officers who are not also director nominees. Executive officers are elected by the Board following each Annual General Meeting and serve at the pleasure of the Board.

Craig W. Howie, 50, the Executive Vice President and Chief Financial Officer of the Company, Everest Re, Everest Holdings and Everest Global, joined the Company on March 26, 2012 as Executive Vice President of Everest Global and Everest Re. In 2013, he became a director of Mt. Logan Re, Ltd. ("Mt. Logan") and Mt. Whitney and the Chief Financial Officer of Everest Indemnity, Everest National and Everest Security. During 2012, he became a director of Everest Re, Bermuda Re, International Re, Everest Global and Everest Re. Prior to his joining the Company, he served as Vice President and Controller of Munich Reinsurance America, Inc. where, beginning in 2005, he managed the corporate financial reporting, corporate tax, investor relations, financial analysis and rating agency relationship groups. From 2003 to 2005, he was the Vice President of Financial Services and Operations and served as Vice President Corporate Tax beginning in 1998 and through 2003. He is a Certified Public Accountant.

Mark S. de Saram, 58, became Executive Vice President of the Company on September 17, 2008, having served as Senior Vice President since October 13, 2004. He serves as a director, Deputy Chairman, Managing Director and Chief Executive Officer of Bermuda Re and as a director and Deputy Chairman of Everest Re Advisors and International Re. He serves as a director, and non-executive Chairman of the Board of Advisors U.K. and as a director of Mt. Logan, Ireland Underwriting and of Ireland Re. Mr. de Saram joined Everest Re in 1995 as Vice President responsible for United Kingdom and European Operations. Prior to his joining Everest Re, Mr. de Saram accumulated 21 years of reinsurance industry experience working in various underwriting capacities in the United Kingdom and Canada.

John P. Doucette, 48, is the Executive Vice President and Chief Underwriting Officer for Worldwide Reinsurance and Insurance for the Company, Everest Re and Everest National. He became the Chief Underwriting Officer of the Company and Everest Re in 2012, after having assumed the title of Chief Underwriting Officer for Worldwide Reinsurance for those companies on June 16, 2011. In 2013, he became a director of Mt. Logan. In 2010, he became a director of Bermuda Re and in 2011, a director of Everest Re and Heartland Crop Insurance, Inc. ("Heartland"), a subsidiary of Everest Holdings. Upon joining the Company in 2008, he became Executive Vice President of the Company, Everest Global, and Everest Re. From 2000 to 2008, Mr. Doucette worked at Max Capital Group Ltd. (formerly Max Re Capital Ltd.) ("Max Capital"), serving in various capacities including President and Chief Underwriting Officer of the P&C Reinsurance division of Max Capital, where he was responsible for new products and geographic expansion. Prior to that, he was an Associate Director at Swiss Re New Markets, a division of Swiss Reinsurance Company, between 1997 and 2000, where he held various pricing, structuring and underwriting roles in connection with alternative risk transfer and structured products. He was an actuarial consultant at Tillinghast from 1989 to 1997.

Sanjoy Mukherjee, 47, became the Secretary and General Counsel of the Company on November 16, 2005, serving in that position as Senior Vice President from 2006 until 2012 when he became Executive Vice President. Since 2006, he has served as Secretary, General Counsel and Chief Compliance Officer of the Company, Everest Global, Everest Holdings and Everest Re also serving as a director in the latter two. During 2013, he became a director of Mt. Logan and Specialty Insurance Group Inc. and Secretary and General Counsel of SIG Sports, Leisure and Entertainment Risk Purchasing Group LLC. Since 2009, he has served as Secretary of Ireland Re and Ireland Underwriting, where he also serves as director. Beginning in 2011, Mr. Mukherjee serves as a director, Secretary and General Counsel of Heartland. Since 2005, he has served as General Counsel of Everest National and Mt. McKinley Managers, L.L.C. ("Mt. McKinley Managers") and as Secretary of EVCAN, a director of Everest National, Everest Indemnity, and as Compliance Officer and Assistant Secretary of Everest Security. Since 2006, he has served as director and General Counsel of WorkCare Southeast and WorkCare Southeast of Georgia. Since 2008, he has been Secretary and a director of Mt. Whitney. He became a Vice President of Mt. McKinley in 2002 where he also serves as Secretary and Compliance Officer since 2005 and as a director since 2011. From 2005 through 2007, he served as a director of Bermuda Re. He joined the Company in 2000 as an Associate General Counsel of Mt. McKinley.

Before joining Mt. McKinley in 2000, Mr. Mukherjee was engaged in the private practice of law as a litigator specializing in insurance and reinsurance coverage disputes and commercial litigation. Prior to that, Mr. Mukherjee was a Senior Consultant with Andersen Consulting specializing in the manufacturing and the financial services industries.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board conducts its business through its meetings and meetings of its committees. The Board currently maintains Audit, Nominating and Governance, Compensation, Executive and Investment Policy Committees.

MEMBERSHIP ON BOARD COMMITTEES

Name	Audit	Compensation	Executive	Investment Policy	Nominating and Governance	Independent
Dominic J. Addesso				X		
John J. Amore	X	X			X	X
John R. Dunne	X	X			X	X
William F. Galtney, Jr.	X	X	X		Chair	X
John P. Phelan	X	Chair			X	X
Roger M. Singer	Chair	X			X	X
Joseph V. Taranto			X	X		
John A. Weber	X	X	X	X	X	X
Meetings	4	4	0	4	1	

Four formal meetings of the Board were held in 2013. Each director attended 100% of the total number of meetings of the Board and meetings of all committees of the Board on which the director served. The directors are expected to attend the Annual General Meeting pursuant to the Company's Corporate Governance Guidelines. All of the directors attended the 2013 Annual General Meeting of Shareholders.

Director Independence

Our Board of Directors has established criteria for determining director "independence" as set forth in our Corporate Governance Guidelines. These criteria incorporate all of the requirements for director independence contained in the NYSE listing standards as well as the director independence requirements embodied within the Securities and Exchange Commission regulations. No director shall be deemed to be "independent" unless the

Board shall have affirmatively determined that no material relationship exists between such director and the Company other than the director's service as a member of our Board or any Board committee. In addition, the following enhanced criteria apply to determine independence:

- no director who is an employee, or whose immediate family member is an executive officer of the Company, is deemed independent until three years after the end of such employment relationship;

- no director is deemed independent who receives, or whose immediate family member receives, more than $10,000 in any twelve-month period in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

- no director is independent who

    (i) is a current partner or employee of a firm that is the Company's internal or external auditor;
    (ii) has an immediate family member who is a current partner of such firm;
    (iii) has an immediate family member who is a current employee of such firm and personally works on the Company's audit; or
    (iv) was or had an immediate family member who was within the last three years a partner or employee of such firm and personally worked on the Company's audit within that time;

- no director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of our present executives serve on that company's compensation committee is deemed independent until three years after the end of such service or the employment relationship;

- no director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount that, in any single year, exceeds $10,000 is deemed independent;

- no director who has a personal services contract with the Company, or any member of the Company's senior management, is independent;

- no director who is affiliated with a not-for-profit entity that receives significant contributions from the Company is independent; and

- no director who is employed by a public company at which an executive officer of the Company serves as a director is independent.

Enhanced Audit Committee Independence Requirements

In addition, members of our Audit Committee must meet the following additional independence requirements:

- no director who is a member of the Audit Committee shall be deemed independent if such director is affiliated with the Company or any of its subsidiaries in any capacity, other than in such director's capacity as a member of our Board of Directors, the Audit Committee or any other Board committee or as an independent subsidiary director; and

- no director who is a member of the Audit Committee shall be deemed independent if such director receives, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries, other than fees received in such director's capacity as a member of our Board of Directors, the Audit Committee or any other Board committee, or as an independent subsidiary director, and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided such compensation is not contingent in any way on continued service).

NYSE listing standards also require that we have a Compensation Committee and a Nominating and Corporate Governance Committee that are each entirely composed of independent directors with written charters addressing such committee's purpose and responsibilities and that the performance of such committees be evaluated annually.

Enhanced Compensation Committee Independence Requirements

The members of our Compensation Committee must meet the following additional independence requirements:

- no director shall be considered independent who:

(i) is currently an officer (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934 (the "Exchange Act")) of the Company or a subsidiary of the Company, or otherwise employed by the Company or subsidiary of the Company;

(ii) receives compensation, either directly or indirectly, from the Company or a subsidiary of the Company, for services rendered as a consultant or in any capacity other than as a director, except for an amount that does not exceed the dollar amount for which disclosure would be required pursuant to Item 404(a) of Regulation S-K; or

(iii) possesses an interest in any other transaction for which disclosure would be required pursuant to Item 404(a) of Regulation S-K.

- no director who does not meet the requirements of an "outside director" as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), shall be considered independent.

In assessing the independence of members of the Compensation Committee the Board will consider all factors specifically relevant to determining whether a director has a relationship to the Company that is material to such member's ability to be independent from management in connection with his or her duties, including, but not limited to (i) the source of his or her compensation, including any consulting, advisory, or other compensatory fee paid by the Company to such director, and (ii) whether such director is affiliated with the Company, a subsidiary of the Company, or an affiliate of a subsidiary of the Company.

Our Board has affirmatively determined that each of Messrs. Amore, Dunne, Galtney, Phelan, Singer and Weber meets the criteria for independence set forth above, and that all members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee meet the further requirements for independence set forth above.

The Board considered whether these directors had any material relationships with the Company, its affiliates or the Company's external auditor and concluded that none of them had a relationship that impaired his independence. The Board based its determination on personal discussions with the directors and a review of each director's responses to an annual questionnaire regarding employment, compensation history, affiliations and family and other relationships. The questionnaire responses form the basis for reviewing a director's financial transactions involving the Company and preparing a report on every relationship that is disclosed by a director, regardless of the amount in question. This annual review is performed in compliance with the Company's Bye-laws and the Bermuda Companies Act 1981 and the resulting report is approved by resolution of the Board of Directors. Directors are also subject to the Company's Ethics Guidelines which require full and timely disclosure to the Company of any situation that may result in a conflict or appearance of a conflict.

Additionally, in accordance with our Corporate Governance Guidelines and the disclosure requirement set forth in Bye-law 21(b) of the Company's Bye-laws (which in turn requires compliance with the Bermuda Companies Act 1981), each director must disclose to the other directors any potential conflicts of interest he may have with respect to any matter under discussion. If a director is disqualified by the Chairman because of a conflict, he must refrain from voting on a matter in which he may have a material interest.

BOARD LEADERSHIP STRUCTURE AND RISK OVERSIGHT

Board Leadership Structure

We believe that a Board leadership structure consisting of a separate CEO and Chairman and independent chairs for our Audit, Nominating and Governance and Compensation Committees provide the appropriate balance between management and independent, non-management leadership. Mr. Taranto serves as Chairman of the Board. Given his intimate knowledge of the Company and vast experience as former CEO, the Board feels it is in the best interests of the Company to have Mr. Taranto continue to chair the Board of Directors where he can provide support, advice and counsel to Mr. Addesso as the Company's new Chief Executive Officer. Mr. Addesso remains a director on the Board. In addition to Mr. Taranto and Mr. Addesso, the Board is comprised of six outside directors, all of whom are independent.

The Charters for each of the Audit, Compensation and Nominating and Governance Committees, the Corporate Governance Guidelines and the Company's Ethics Guidelines and Index to Compliance Policies are posted on the Company's website at http://www.everestregroup.com. The Board also maintains an Executive Committee and Investment Policy Committee. The purpose of the Executive Committee is to take any emergent actions until the Board can meet.

Prior to each scheduled meeting of the Board of Directors, the directors who are not officers of the Company meet in executive session outside the presence of management to determine and discuss any items including those that should be brought to the attention of management. The executive sessions are chaired by alternating directors on an alphabetically based rotation.

Board Role in Risk Oversight

Prudent risk management is embodied throughout our Company as part of our culture and is a key point of emphasis by our Board. In accordance with NYSE requirements, the Company's Audit Committee Charter provides that the Audit Committee has the responsibility to discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control its risk profile, including the Company's risk assessment and risk management guidelines. Upon the Audit Committee's recommendation, the Board has adopted a formal Risk Appetite Statement that establishes upper boundaries on risk taking in certain areas of the Company including assets, investments, property and casualty business, including catastrophe business. In managing and implementing the Board's Risk Appetite Statement, the Company developed an Enterprise Risk Management ("ERM") process for managing the Company's risk profile on a holistic basis. The objective of ERM is to manage uncertainty, enhance shareholder value and maintain policyholder protection through controlled risk taking and the effective deployment of capital when considering the risk-return characteristics of the Company's combined business activities. Company-wide ERM is coordinated through a centralized ERM Unit responsible for implementing the risk management framework that identifies, assesses, monitors, controls and communicates the Company's risk exposures. The ERM Unit is overseen by our Chief Risk Officer and is staffed and supported with seasoned and accredited actuarial, accounting and management staff.

In order to monitor compliance and liaise with the Board regarding the Company's ERM activities, we established an Executive Risk Management Committee ("ERM Committee") comprised of the President, the Chief Financial Officer, the Chief Underwriting Officer, the General Counsel and the Chief Risk Officer. The ERM Committee, in conjunction with Board input, is responsible for establishing risk management principles, policies and risk tolerance levels. It provides centralized executive oversight in identifying, assessing, monitoring, controlling, and communicating the Company's enterprise-wide risk exposures and opportunities in accordance with pre-approved parameters and limits. The ERM Committee meets quarterly to review in detail the Company's risk positions compared to risk appetites, scenario testing, financial strength, and risk accumulation.

In conjunction with the input of the ERM Committee, the Chief Risk Officer presents a comprehensive report, on a quarterly basis, to the Audit Committee with respect to our risk management procedures and our exposure status relative to the Board's Risk Appetite Statement in our three key risk areas – asset risk, natural catastrophe exposure risk and long tailed reserve risk. These risk exposures are reviewed and managed on an aggregate and individual risk basis throughout our worldwide property and casualty insurance and reinsurance businesses and our investment portfolio.

BOARD COMMITTEES

_____

Audit Committee

The principal purposes of the Company's Audit Committee, as set forth in its Charter, are to oversee the integrity of the Company's financial statements and the Company's compliance with legal and regulatory requirements, to oversee the independent registered public accounting firm, to evaluate the independent registered public accounting firm's qualifications and independence and to oversee the performance of the Company's internal audit function. The Audit Committee meets with the Company's management, Chief Internal Audit Officer and the independent registered public accounting firm, both separately and together, to review the Company's internal control over financial reporting and financial statements, audit findings and significant accounting and reporting issues. The Audit Committee Charter is reviewed annually and revised as necessary to comply with all applicable laws, rules and regulations. The Charter is available on the Company's website at http://www.everestregroup.com.

No member of the Audit Committee may serve on the Audit Committee of more than two other public companies unless the Board has determined that such service will not affect such member's ability to serve on the Company's Audit Committee.

The Board has determined that all members of the Audit Committee are financially literate. The Board has also determined that Mr. Singer qualifies as an "audit committee financial expert" as defined by SEC rules and has accounting or related financial management expertise as required by NYSE listing standards.

Audit Committee Report

The Audit Committee has reviewed and discussed with management, which has primary responsibility for the financial statements, and with PricewaterhouseCoopers LLP, the Company's independent auditors, the audited financial statements for the year ended December 31, 2013 (the "Audited Financial Statements"). In addition, the Audit Committee has discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee has received the written disclosures from PricewaterhouseCoopers LLP as required by applicable requirements of the Public Company Accounting Oversight Board regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence, and has discussed with that firm its independence. The Audit Committee also has discussed with Company management and PricewaterhouseCoopers LLP such other matters and received such assurances from them as the Committee deemed appropriate. Based on the foregoing review and discussions and relying thereon, the Audit Committee recommended to the Company's Board of Directors the inclusion of the Audited Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2013.

The Audit Committee devoted substantial time in 2013 to discussing with the Company's independent auditors and internal auditors the status and operating effectiveness of the Company's internal control over financial reporting. The Audit Committee's oversight involved several meetings, both with management and with the auditors outside the presence of management, to monitor the preparation of management's report on the effectiveness of the Company's internal control. The meetings reviewed in detail the standards that were established, the content of management's assessment, and the auditors' testing and evaluation of the design and operating effectiveness of the internal control. As reported in the Company's Annual Report on Form 10-K filed March 3, 2014, the independent auditors concluded that, as of December 31, 2013, the Company maintained, in all material respects, effective internal control over financial reporting based upon the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Under its Charter and the "Audit and Non-Audit Services Pre-Approval Policy" (the "Policy"), the Audit Committee is required to pre-approve the audit and non-audit services to be performed by the independent auditors. The Policy mandates specific approval by the Audit Committee for any service that has not received a general pre-approval or that exceeds pre-approved cost levels or budgeted amounts. For both specific and general pre-approval, the Audit Committee considers whether such services are consistent with the SEC's rules on auditor independence. The Audit Committee also considers whether the independent auditors are best positioned to provide the most effective and efficient service and whether the service might enhance the Company's ability to manage or control risk or improve audit quality. The Audit Committee is also mindful of the relationship between fees for audit and non-audit services in deciding whether to pre-approve any such services. It may determine, for each fiscal year, the appropriate ratio between the total amount of audit, audit-related and tax fees and a total amount of fees for certain permissible non-audit services classified below as "All Other Fees". All such factors are considered as a whole, and no one factor is determinative. The Audit Committee further considered whether the performance by PricewaterhouseCoopers LLP of the non-audit related services disclosed below is compatible with maintaining their independence. The Audit Committee approved all of the audit-related fees, tax fees and all other fees for 2013 and 2012.

The fees billed to the Company by PricewaterhouseCoopers LLP and its worldwide affiliates related to 2013 and 2012 are as follows:

	2013	2012
Audit Fees (1)	$ 3,257,531	$ 3,926,951
Audit-Related Fees (2)	135,400	125,158
Tax Fees (3)	234,576	176,116
All Other Fees (4)	2,782	2,782

_____

(1)   Audit fees include the annual audit and quarterly financial statement reviews, internal control audit (as required by the Sarbanes Oxley Act of 2002), subsidiary audits, and procedures required to be performed by the independent auditors to be able to form an opinion on the Company's consolidated financial statements. Audit fees also include statutory audits or financial audits of subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.

(2)   Audit-related fees include assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements; accounting consultations

related to accounting, financial reporting or disclosure matters not classified as "audit services"; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters and assistance with internal control reporting requirements.

(3)   Tax fees include tax compliance, tax planning and tax advice and may be granted general pre-approval by the Audit Committee.

(4)   All other fees are for accounting and research subscriptions.

Roger M. Singer, Chairman
John J. Amore
John R. Dunne
William F. Galtney, Jr.
John P. Phelan
John A. Weber

Compensation Committee

The Compensation Committee exercises authority with respect to all compensation and benefits afforded all officers at the Senior Vice President level and above, the Named Executive Officers and the Company's Chief Financial Officer, Comptroller, Treasurer, Chief Internal Audit Officer and Secretary. The Compensation Committee also has oversight responsibilities for all of the Company's broad-based compensation and benefit programs, including administration of the Company's Annual Incentive Plan, the 2010 Stock Incentive Plan and the Executive Performance Annual Incentive Plan. The Compensation Committee adopted a Charter which is available on the Company's website at http://www.everestregroup.com. The Compensation Committee Charter, which is reviewed annually and revised as necessary to comply with all applicable laws, rules and regulations, provides that the Compensation Committee may form and delegate authority to subcommittees or to committees of the Company's subsidiaries when appropriate. This delegation authority was not exercised by the Compensation Committee during 2013. Additional information on the Compensation Committee's processes and procedures for consideration of executive compensation are addressed in this Proxy Statement under the heading "Compensation Discussion and Analysis".

Compensation Committee Report

Management has the primary responsibility for the Company's financial statements and reporting process, including the disclosure of executive compensation. The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement and, based on this review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

John P. Phelan, Chairman
John J. Amore
John R. Dunne
William F. Galtney, Jr.
Roger M. Singer
John A. Weber

Nominating and Governance Committee

The Nominating and Governance Committee was established by the Board on November 21, 2002, with authority and responsibility to identify and recommend qualified individuals to be nominated as directors of the Company and to develop and recommend to the Board the Corporate Governance Guidelines applicable to the Company.

Shareholder Nominations for Director

The Nominating and Governance Committee will consider a shareholder's nominee for director who is proposed in accordance with the procedures set forth in Bye-law 12 of the Company's Bye-laws, which is available on the Company's website or by mail from the Corporate Secretary's office. In accordance with this Bye-law, written notice of a shareholder's intent to make such a nomination at the 2015 Annual General Meeting of Shareholders must be received by the Secretary of the Company at the address listed below under Shareholder and Interested Party Communications with Directors, between November 12, 2014 and December 12, 2014. Such notice shall set forth the name and address, as it appears on the Register of Members, of the shareholder who intends to make the nomination; a representation that the shareholder is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to make such nomination; the class and number of shares of the Company which are held by the shareholder; the name and address of each individual to be nominated; a description of all arrangements or understandings between the shareholder and any such nominee and any other person or persons (naming such person or persons) pursuant to which such nomination is to be made by the shareholder; such other information regarding any such nominee required to be included in a proxy statement filed pursuant to Regulation 14A under the Securities Exchange Act of 1934; and the consent of any such nominee to serve as a director, if so elected.

As with any candidate for director, the Nominating and Governance Committee will consider a shareholder candidate nominated in accordance with the procedures of Bye-law 12 based solely on his/her character, judgment, education, training, business experience and expertise. In addition to complying with independence standards of the NYSE, the SEC and the Company, candidates for director must possess the highest levels of personal and professional ethics, integrity and values and be willing to devote sufficient time to perform their Board and Committee duties. It is in the Company's best interests that the Board be comprised of individuals whose skills, experience, diversity and expertise complement those of the other Board members. The objective is to have a Board which, taken as a whole, is knowledgeable in the areas of insurance/reinsurance markets and operations, accounting (using generally accepted accounting practices and/or statutory accounting practices for insurance companies), financial management and investment, legal/regulatory and any other areas which the Board and Committee deem appropriate in light of the continuing operations of the Company and its subsidiaries. Financial services-related experience, other relevant prior service, a familiarity with national and international issues affecting the Company's operations and a diversity of background and experience are also among the relevant criteria to be considered. Following interviews, meetings and such inquiries and investigations determined to be appropriate under the circumstances, the Committee makes its director recommendations to the Board. The foregoing criteria are as specified in the Company's Corporate Governance Guidelines. As a part of the annual self-evaluation process, the Nominating and Governance Committee assesses its adherence to the Corporate Governance Guidelines.

Code of Ethics for CEO and Senior Financial Officers

The Company's Code of Conduct includes its "Ethics Guidelines" that is intended to guide all of the Company's decisions and behavior by holding all directors, officers and employees to the highest standards of integrity. In addition to being bound by the Ethics Guidelines provisions relating to ethical conduct, conflict of interest and compliance with the law, the Company has adopted a code of ethics that applies to the Chief Executive Officer, Chief Financial Officer and senior financial officers in compliance with specific regulations promulgated by the SEC. The text of the Code of Ethics for the Chief Executive Officer and Senior Financial Officers is posted on the Corporate Governance page on the Company's website at http://www.everestregroup.com. This document is also available in print to any shareholder who requests a copy from the Corporate Secretary at the address below. In the event the Company makes any amendment to or grants any waiver from the provisions of its Code of Ethics, the Company intends to disclose such amendment or waiver on its website within five business days.

Shareholder and Interested Party Communications with Directors

Shareholders and interested parties may communicate directly with the Board of Directors or with individual directors. All communications should be directed to the Company's Secretary at the following address and in the following manner:

Everest Re Group, Ltd. Corporate Secretary
c/o Everest Global Services, Inc.
Westgate Corporate Center
477 Martinsville Road
P.O. Box 830
Liberty Corner, New Jersey 07938-0830

Any such communication should prominently indicate on the outside of the envelope that it is intended for the Board of Directors, for the Non-Management Directors or for any individual director. Each communication addressed to an individual director and received by the Company's Secretary from shareholders or interested parties, which is related to the operation of the Company and is not solely commercial in nature, will promptly be forwarded to the specified party. Communications addressed to the "Board of Directors" or to the "Non-Management Directors" will be forwarded to the Chairman of the Nominating and Governance Committee.

COMMON SHARE OWNERSHIP BY DIRECTORS AND EXECUTIVE OFFICERS
_____

The following table sets forth the beneficial ownership of Common Shares as of March 20, 2014 by the directors of the Company, by the executive officers listed in the Summary Compensation Table and by all directors and executive officers of the Company as a group. Information in this table was furnished to the Company by the respective directors and Named Executive Officers. Unless otherwise indicated in a footnote, each person listed in the table possesses sole voting power and sole dispositive power with respect to the shares shown in the table as owned by that person.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class (12)
John J. Amore	6,317	(1)	*
John R. Dunne	9,329	(2)	*
William F. Galtney, Jr.	54,326	(3)	*
John P. Phelan	6,629	(4)	*
Roger M. Singer	10,000	(5)	*
Joseph V. Taranto	399,318	(6)	*
John A. Weber	14,006	(7)	*
Dominic J. Addesso	67,912	(8)	*
Mark S. de Saram	45,087	(9)	*
John P. Doucette	34,901	(10)	*
Craig W. Howie	14,150	(11)	*
All directors, nominees and executive officers as a group (12 persons)	699,784		1.4

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*   Less than 1%

(1)   Includes 227 shares issuable upon the exercise of share options within 60 days of March 20, 2014. Also includes 4,240 restricted shares issued to Mr. Amore under the Company's 2003 Non-Employee Director Equity Compensation Plan ("2003 Directors Plan") which may not be sold or transferred until the vesting requirements are satisfied.

(2)   Includes 3,998 restricted shares issued to Mr. Dunne under the 2003 Directors Plan which may not be sold or transferred until the vesting requirements are satisfied.

(3)   Includes 31,000 shares owned by Galtney Family Investors, Ltd., a limited partnership in which Mr. Galtney maintains a beneficial ownership and for which he serves as the General Partner. Also includes 3,998 restricted shares issued to Mr. Galtney under the 2003 Directors Plan which may not be sold or transferred until the vesting requirements are satisfied.

(4)   Includes 3,998 restricted shares issued to Mr. Phelan under the 2003 Directors Plan and 552 restricted shares issued under the Company's 2009 Non-Employee Director Equity Compensation Plan ("2009 Directors Plan") which may not be sold or transferred until the vesting requirements

have been satisfied. These restricted shares for Mr. Phelan do not include voting or dividend rights. Also includes 450 shares owned by the JP Family Limited Partnership, in which Mr. Phelan maintains a beneficial ownership.

(5)   Includes 3,998 restricted shares issued to Mr. Singer under the 2003 Directors Plan which may not be sold or transferred until the vesting requirements are satisfied.

(6)   Includes 33,500 shares owned by the Taranto Family 2012 Irrevocable Trust, in which Mr. Taranto maintains beneficial ownership. Also includes 2,000 restricted shares issued to Mr. Taranto under the 2003 Directors Plan which may not be sold or transferred until the vesting requirements are satisfied.

(7)   Includes 3,998 restricted shares issued to Mr. Weber under the 2003 Directors Plan which may not be sold or transferred until the vesting requirements are satisfied.

(8)   Includes 2,590 restricted shares issued to Mr. Addesso under the Company's 2002 Stock Incentive Plan and 45,925 restricted shares issued under the Company's 2010 Stock Incentive Plan which may not be sold or transferred until the vesting requirements have been satisfied.

(9)   Includes 6,000 shares issuable upon the exercise of share options exercisable within 60 days of March 20, 2014. Also includes 1,250 restricted shares issued to Mr. de Saram under the Company's 2002 Stock Incentive Plan and 14,331 restricted shares issued to Mr. de Saram under the Company's 2010 Stock Incentive Plan which may not be sold or transferred until the vesting requirements have been satisfied.

(10)   Includes 600 restricted shares issued to Mr. Doucette under the Company's 2002 Stock Incentive Plan and 18,029 restricted shares issued under the Company's 2010 Stock Incentive Plan which may not be sold or transferred until the vesting requirements have been satisfied.

(11)   Includes 12,575 restricted shares were issued to Mr. Howie under the Company's 2010 Stock Incentive Plan which may not be sold or transferred until the vesting requirements have been satisfied.

(12)   Based on 51,601,470 total Common Shares outstanding and entitled to vote as of March 20, 2014. Also includes 6,227 shares issuable upon the exercise of share options exercisable within 60 days of March 20, 2014.

PRINCIPAL BENEFICIAL OWNERS OF COMMON SHARES

To the best of the Company's knowledge, the only beneficial owners of 5% or more of the outstanding Common Shares as of December 31, 2013 are set forth below. This table is based on information provided in Schedule 13G Information Statements filed with the SEC by the parties listed in the table.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class (4)
Everest Reinsurance Holdings, Inc. 477 Martinsville Road Liberty Corner, New Jersey 07938	9,719,971 (1)	17.0
Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, Tennessee 38119	4,158,249 (2)	8.7
BlackRock, Inc. 40 East 52nd Street New York, New York 10022	3,518,255 (3)	7.3

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(1) Everest Holdings, an indirect wholly-owned subsidiary of the Company, purchased the Company's Common Shares through open market transactions pursuant to the Company's authorized share repurchase program. Everest Holdings had sole power to vote and direct the disposition of 9,719,971 Common Shares as of December 31, 2013. According to the Company's Bye-laws, the total voting power of any Shareholder owning more than 9.9% of the Common Shares will be reduced to 9.9% of the total voting power of the Common Shares.

(2) Southeastern Asset Management, Inc. reports in its Schedule 13G that it has sole power to vote or direct the vote of 1,875,517 Common Shares, shared power to vote 1,466,304 Common Shares, no power to vote 816,428 Common Shares, sole dispositive power with respect to 2,691,945 Common Shares and shared dispositive power with respect to 1,466,304 Common Shares.

(3) BlackRock, Inc. reports in its Schedule 13G that it has sole power to vote or direct the vote of 3,161,023 Common Shares and sole dispositive power with respect to 3,518,255 Common Shares.

(4) The percent of class shown for Everest Holdings includes the Common Shares held by Everest Holdings as part of the total Common Shares outstanding. However, pursuant to Instruction 1, Item 403 of Regulation S-K, the percent of class shown for Southeastern Asset Management, Inc. and BlackRock, Inc. exclude the Common Shares held by Everest Holdings from the total Common Shares outstanding. If such shares owned by Everest Holdings are included, the percent of class owned by Southeastern Asset Management, Inc. and BlackRock, Inc. would be 7.3% and 6.1%, respectively.

DIRECTORS' COMPENSATION

Annual Retainer

Each member of the Board who is not otherwise affiliated with the Company as an employee and/or officer ("Non-Employee Director" or "Non-Management Director") was compensated in 2013 for services as a director and was also reimbursed for out-of-pocket expenses associated with each meeting attended. Each Non-Employee Director received a retainer of $75,000, payable in the form of cash or Common Shares at the director's election. Giving Non-Employee Directors an opportunity to receive their compensation in the form of Common Shares is intended to align their interests with those of the Company's shareholders. The value of Common Shares issued is calculated based on the average of the highest and lowest sale prices of the Common Shares on each installment date or, if no sale is reported for that day, the preceding day for which there is a reported sale. During 2013, each of the Non-Employee Directors elected to receive their retainers in the form of cash except for Mr. Amore who elected to receive his in the form of Common Shares paid in quarterly installments.

Equity Awards

The table below summarizes the compensation paid by the Company to Non-Employee Directors for the fiscal year ended December 31, 2013.

2013 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash (1)	Share Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (4)	Total
John J. Amore	$ 74,716	$ 245,510	$ -	$ -	$ -	$ 7,022	327,248
John R. Dunne	75,000	245,510	-	-	-	8,756	329,266
William F. Galtney, Jr.	75,000	245,510	-	-	-	8,756	329,266
John P. Phelan	75,000	245,510	-	-	-	-	320,510
Roger M. Singer	75,000	245,510	-	-	-	17,506	338,016
John A. Weber	75,000	245,510	-	-	-	17,506	338,016

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(1) During 2013, all of the directors elected to receive their compensation in cash except for Mr. Amore who received 539 shares in compensation for his service during 2013.

(2) Each of the Non-Employee Directors was awarded 2,000 restricted shares on February 22, 2012, of which 666 remain restricted as of March 20, 2014 and 2,000 restricted shares on February 20, 2013, of which 1,332 remain restricted as of March 20, 2014. Mr. Phelan was awarded 1,657 restricted shares upon his election by the shareholders on May 18, 2011, of which 552 remain restricted as of March 20, 2014. Mr. Amore was awarded 1,362 restricted shares upon his appointment to the Board on September 19, 2012, of which 908 remain restricted as of March 20, 2014. The amount shown is the aggregate grant date fair value of the 2013 grant computed in accordance with Financial Accounting Standards Board Statement Accounting Standards Codification Topic 718 ("FASB ASC Topic 718").

(3) As of December 31, 2013, Mr. Amore has outstanding options to purchase 454 shares, of which 227 became exercisable on September 19, 2013 and 227 become exercisable on September 19, 2014. This grant was awarded upon his appointment to the Board on September 19, 2012.

(4) Dividends paid on each director's restricted shares. For Messrs. Singer and Weber, also includes $8,750 in director fees for meetings attended as directors of both Bermuda Re and International Re.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

The Company's executive compensation program is intended to align the interests of our executive officers with those of our shareholders. We stress merit based performance awards and structure overall compensation to provide appropriate incentives to executives to optimize net earnings and to increase book value per share. Named Executive Officers receive annual awards based largely on such value-based financial performance metrics as growth in diluted earnings per share, net after-tax operating income and return on equity. At the same time, the Compensation Committee retains the flexibility to adhere to a degree of subjectivity when evaluating executive performance with a view towards necessary investment in the company's infrastructure, the impact of expected volatility in such areas as catastrophe reinsurance and to recognize measures taken by management to improve corporate performance not yet reflected in financial results. We believe that the success of such a thoughtful philosophy can be measured by the positive correlation between the Company's executive compensation and total shareholder returns over time.

Our executive compensation program is endorsed and implemented by the Compensation Committee. The members of the Compensation Committee are appointed annually by the Board of Directors and satisfy the independence requirements of the NYSE, as well as the enhanced independence requirements discussed under "Director Independence" above. In designing the Company's executive compensation program, the Compensation Committee endeavors to reflect the core objectives of (i) attracting and retaining a talented team of executives who will provide creative leadership and ensure success for the Company in a dynamic and competitive marketplace; (ii) supporting the execution of the Company's business strategy and the achievement of long-term financial objectives; (iii) creating long-term shareholder value; and (iv) rewarding executives for achieving financial performance surpassing that of our competitors over time.

We believe that our compensation program for the Named Executive Officers was instrumental in helping the Company achieve record financial performance in 2013:

- The Company earned a record $1.1 billion in after-tax operating income[1] and a corresponding 16.5% return on equity.

- Book value per share increased 12% to $146.57.

- The Company returned $729 million to shareholders during 2013 as follows:

  - We paid quarterly dividends totaling $107 million in 2013. We also increased our quarterly dividend in the third quarter.

  - We returned $622 million to shareholders by repurchasing 4.7 million shares of our common stock under our previously announced stock repurchase plan.

Response to 2013 Say-On-Pay Vote

As a Company, we emphasize creativity and entrepreneurship with a client focus within an environment that offers significant analytical resources in an atmosphere of intellectual stability. We understand that not all good decisions always have good outcomes. But good decisions will have a preponderance of good outcomes over time. The corollary is equally true and is an important aspect of risk management. We understand, for example, that well written catastrophe business will, occasionally, have negative outcomes but will generate positive returns over time. We adhered to this philosophy when awarding bonuses and granting share awards in 2013 for fiscal 2012 performances. At the same time, we also bear this philosophy very much in mind when awarding both cash bonuses and equity awards during periods of outstanding financial performance such that the average bonus pool has consistently remained approximately 3% of operating income over time. The success of this philosophy over time is reflected in the Company's long term returns. Since going public in 1995, the Company has generated a total return to shareholders of 841.8% versus the S&P 500 total return of 344.6%, clear vindication, inter alia, of the effectiveness of our compensation policies.

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[1] The Company generally uses after-tax operating income (loss), a non-GAAP financial measure, to evaluate its performance. After-tax operating income (loss) consists of net income (loss) excluding after-tax net realized capital gains (losses).

Significant Total Return to Shareholders
RE SHARES OUTPERFORM S&P 500



Everest Re total return* _over_ S&P 500:					
1 Year 2012 - 2013	3 Years 2010 - 2013	7 Years 2006 - 2013	11 Years 2002 - 2013	15 Years 1998 - 2013	ITD 1995 - 2013
11.65%	37.81%	32.29%	70.70%	286.75%	497.24%

*Total Return Includes Price Appreciation and Dividends
Source: Bloomberg, as of 12/31/2013

In light of such strong results, we were surprised that the Company's shareholders did not provide majority support for our executive compensation program at the Company's 2013 annual meeting (29% support on the advisory "say-on-pay" was received). Accordingly, throughout 2013 we engaged in outreach efforts with the Company's largest shareholders representing 47% of total outstanding shares and their proxy governance teams to gather feedback on those aspects of our compensation philosophy that caused significant concerns or that may not have been well understood.

Shareholder feedback centered on our CEO compensation practice in areas which were of a legacy nature unique to Mr. Taranto's contract and, as discussed below, have been eliminated. Specifically, shareholders expressed concern in two particular areas of significance:

- The modified single-trigger and excise tax gross-ups contained in Mr. Taranto's now expired legacy severance and change-in-control arrangements.

- Accelerated vesting of equity awards in the final two years of Mr. Taranto's now expired legacy employment agreement.

Based on this feedback, our Board of Directors and its Compensation Committee reviewed the recommendations on compensation best practices suggested by our shareholders, reviewed the Company's performance over time relative to CEO compensation, and reviewed the compensation practices of other publicly traded international (re)insurance companies. The Compensation Committee also considered the views of a minority of shareholders that the grant of accelerated vesting share awards to Mr. Taranto in the final two years of his employment agreement could be seen as reward to a retiring CEO, rather than an attempt to align the CEO's interest with the shareholders. However, rather than serving as a reward for past performance, the accelerated vesting provisions in Mr. Taranto's employment agreement were the result of arms-length negotiations that occurred under unique and non-recurring circumstances in late 2010.

Mr. Taranto's Legacy Employment Agreement

In October 2010, Mr. Taranto was requested by the Board to reconsider his already announced retirement in light of the then successor CEO candidate's unexpected request that the Board accept his resignation. In considering whether to request Mr. Taranto to forgo retirement, the Board assessed Mr. Taranto's past performance and his unrivaled experience that made him uniquely qualified to lead the Company. First, Mr. Taranto has served as CEO of the Company for 20 years – more than 3 times as long as the average tenure of CEOs of similarly situated international (re)insurance companies. Indeed, prior to assuming the reins of the Company, Mr. Taranto already had a proven record of successfully leading a top 10 publicly traded international reinsurance company. Thus, Mr. Taranto had nearly 3 decades of CEO experience at international multi-line (re)insurance companies.

Additionally, the Board noted that Mr. Taranto's success and longevity were directly attributable to his unwavering commitment to a basic philosophy that emphasized core underwriting profitability over top-line growth while maintaining one of the lowest expense ratios in the industry. Building on this basic foundation, Mr. Taranto had grown the Company from $4.7 billion in assets in 1995 to over $18 billion as of fiscal year 2010, achieving unprecedented results over that time period.

In entering into the now legacy employment agreement with Mr. Taranto in late 2010 the Board determined that, rather than pay a signing bonus to Mr. Taranto, it would incentivize Mr. Taranto to prepare the Company and ensure a smooth transition to new leadership by offering him the potential to receive an equity award at the conclusion of his contract. The potential equity award would be considered upon the proven accomplishment of a unique set of goals designed by the Board to measure Mr. Taranto's performance over the period of his final contract in successfully preparing and transitioning the Company to new leadership and positioning it for future success, rather than looking solely at annual results. These goals included:

- Identifying and putting in place a successor leadership team.

- Developing and implementing a growth strategy in the face of declining interest rates and (re)insurance rates.

- Designing a plan to address the threat of emerging competition in the reinsurance property catastrophe space from alternative capital markets.

- Navigating the Company through the lingering macroeconomic uncertainty arising out of the unprecedented global financial crisis.

In hindsight, the Board's decision to renew Mr. Taranto's tenure in 2010 has rewarded the Company's shareholders with an extremely successful period under Mr. Taranto's now legacy employment agreement. Most dramatic have been the Company's results and value provided to shareholders in these final two years of Mr. Taranto's employment – a period of very low interest rates, softening market conditions in property and casualty rates and unprecedented competition from non-traditional capital markets entering the reinsurance space.

2 Year Result Comparison	2010 & 2011	2012 & 2013
2 Year Cumulative Net Income	$530 million	$2.1 billion
2 Year Cumulative Net Income ROE	9%	34%
2 Year Cumulative Growth Shareholder Value	14%	33%
2 Year Stock Price Appreciation	-2%	85%

In fact, Mr. Taranto's compensation has proven to be aligned with the outstanding total shareholder returns achieved by the Company under his leadership.



Alignment of CEO Compensation to Shareholder Return

Indexed Total Shareholder Return (TSR) is a measure of performance and is calculated as the change in share price plus the reinvestment of dividends over the stated period, assuming an initial investment of $100.

Board's Commitment to Eliminate Certain CEO Compensation Practices

Notwithstanding the unprecedented financial performance of the Company under the final 3 years of Mr. Taranto's leadership, the Board and Committee recognize that several features of Mr. Taranto's unique employment agreement and compensation structure do not reflect current shareholder best practices from a governance perspective. So as a result of shareholder feedback, the Board and Compensation Committee have committed to the following changes effective for the 2014 fiscal year and reflected in the contract of our new CEO, Mr. Addesso:

- Elimination of a separate change-in-control agreement for the CEO. Our new CEO, Mr. Addesso will remain a participant in the Senior Executive Change in Control Plan ("CIC Plan") along with the other Named Executive Officers.

- Elimination of "single trigger" accelerated equity vesting upon a change-in-control. The participants in the CIC Plan are subject to the double-trigger provisions of a 2 year commitment and involuntary termination within the 2 year period following a change-in-control in order to receive enhanced separation benefits.

- Elimination of "gross-up" payments by the Company of any "golden parachute" excise taxes upon a change-in-control.

- Mr. Addesso's employment contract does not contain any provision for accelerated equity vesting, except in the limited circumstance of a change-in-control. Nor will accelerated equity provisions be incorporated in the employment agreements of any other Named Executive Officer.

Although not raised as a concern by our shareholders, the Company did receive positive feedback from several shareholders regarding the Compensation Committee's decision in 2013 to select Mr. Addesso and the Company's Chief Underwriting Officer, Mr. Doucette, as participants in the Executive Performance Annual Incentive Plan and tying their potential maximum bonus opportunities to achievement of specific Company financial performance metrics.

The Compensation Committee believes that it has responded to shareholder concerns and that these changes, together with our existing compensation and governance practices, results in an executive compensation program that best serves the Company and its long-term value oriented shareholders.

THE COMPANY'S COMPENSATION PROGRAM'S PHILOSOPHY AND OBJECTIVES

_____

The Company's executive compensation program is designed to attract, motivate and retain highly talented individuals whose abilities are critical to the ongoing success of the Company. In this regard, the Company's executive compensation program utilizes a dual approach. In the first instance, the program has a short-term component consisting of a base salary and merit-based discretionary cash bonus. Secondly, the Compensation Committee rewards long-term performance through the use of discretionary equity awards designed to closely align the interests of key executives with the longer term interests of the Company's shareholders.

The Compensation Committee is guided by the following principles when making compensation decisions individually and collectively with respect to our executives:

• Compensation of executive officers is based on the level of job responsibility, contribution to the performance of the Company, individual performance in light of general economic and industry conditions, teamwork, resourcefulness and ability to manage our business.

• Compensation awards and levels are generally intended to be reasonably competitive with compensation paid by organizations of similar stature to both motivate the Company's key employees and minimize the potential for disruptive and costly key employee turnover.

• Compensation is intended to align the interests of the executive officers with those of the Company's shareholders by basing a significant part of total compensation on our executives' contributions over time to the generation of shareholder value.

Components of the Company's Compensation Program

The Compensation Committee meets each February to approve compensation for each Named Executive Officer including any adjustments to base salary, bonus awards and equity grants in consideration of the officer's prior year's performance as well as performance over time. In addition, from time to time, the Compensation Committee may make separate salary adjustments to Named Executive Officers during the course of the year to recognize mid-year promotions, changes in job functions and responsibilities, or other circumstances. In 2013, the Compensation Committee also met in November to determine Mr. Taranto's equity award for both his performance during the 2013 fiscal year, and his achievement of the unique goals set by the Board and Compensation Committee in 2010 in accordance with the terms of his contract.

In 2013, annual compensation for the Company's executive officers consisted principally of a base salary, a cash bonus, and equity based awards. In addition, all employees including executive officers received other compensation in the form of benefits. Such other compensation included Company paid term life insurance, partially subsidized medical and dental plans, Company paid disability insurance, and participation in a Company sponsored 401(k) employee savings plan. Certain executives also participated in a Supplemental Savings Plan and two defined benefit plans – the Everest Reinsurance Retirement Plan and Everest Reinsurance Supplemental Retirement Plan. The Supplemental Savings Plan and Supplemental Retirement Plan are non-qualified with respect to tax deductibility in the U.S. The purpose of these supplemental plans is principally to restore benefits which would otherwise have been limited by U.S. benefit plan rules applicable to the 401(k) employee savings plan and the Everest Reinsurance Retirement Plan.

Base Salary and Bonus Determinations

The base salaries for all executive officers are determined by the Compensation Committee, established upon hire or assignment date and reconsidered annually or as responsibilities change. Although the Compensation Committee does not identify any specific factors in setting an executive's initial base salary, the Compensation Committee considers the executive's abilities, qualifications, accomplishments and prior experience. The Compensation Committee also considers base salaries of similarly situated executive officers in other publicly traded, international property & casualty insurance and reinsurance companies when assessing competitive conditions in the industry. Although the Compensation Committee does not engage in formal benchmarking of base salaries, it does periodically examine trade or other publications regarding executive compensation, including publicly filed financial statements of other publicly traded property/casualty insurance and reinsurance companies.

Subsequent adjustments to the executive's base salary in the form of annual raises or upon renewal of an employment agreement take into account the executive's performance under the prior agreement, the financial performance of the Company and the executive's contribution to the Company's performance over time, as well as competitive conditions in the industry. In general, annual raises in base salaries of executive officers are limited to 0%, 3% or 5%, with 5% or higher increases being reserved for truly outstanding performance.

Incentive Based Bonus Plans

The Company awards annual merit-based cash bonuses to executive officers pursuant to one of two performance plans - the Executive Performance Annual Incentive Plan and the Annual Incentive Plan. The Annual Incentive Plan is applicable to all executive officers and management employees except for those Named Executive Officers who are selected by the Compensation Committee to participate in the Executive Performance Annual Incentive Plan.

Executive Performance Annual Incentive Plan

The executive officers eligible to participate in the Executive Performance Annual Incentive Plan (the "Executive Incentive Plan") are selected by the Compensation Committee. The purpose of the Executive Incentive Plan is to define and limit the amounts that may be awarded to eligible executives of the Company so that the awards will qualify as performance-based compensation under Section 162(m) of the Code. Section 162(m) of the Code limits the ability of a publicly-held company to take a tax deduction for annual compensation in excess of $1 million paid to its chief executive officer or to any of its four other most highly compensated officers. However, compensation is exempt from this limit if it qualifies as "performance-based compensation." To preserve the tax deductibility of cash bonuses paid under the Executive Incentive Plan, those bonuses are designed to qualify as "performance-based compensation" that is not counted toward the $1 million limit. In accordance with the Code and applicable regulations, the Executive Incentive Plan is a shareholder approved plan that is presented for shareholder approval every five years.[2] Among other things, the Executive Incentive Plan provides that the total amount of awards granted to all participants in any one year may not exceed 10% of the Company's average annual income before taxes for the preceding five years.

Pursuant to the terms of the Executive Incentive Plan the Compensation Committee, in its sole discretion and within ninety days after the beginning of the fiscal year, selects those executive officers of the Company and its subsidiaries who will be eligible to participate in the Executive Incentive Plan for that year. The Compensation Committee sets maximum potential bonus amounts for each participant based on specific performance criteria that most closely aligns Company financial performance to long-term shareholder value creation. Because the bonus amounts represent only the maximum potential award if the Company meets the predefined performance metrics for purposes of 162(m) of the Code, the Compensation Committee may exercise discretion and award an amount that is less than the potential maximum annual incentive award to reflect actual corporate, business unit and individual performance. An award less than the maximum potential award is not a negative reflection on either the Company or the affected executive officer but, rather, is done to ensure maximum flexibility with respect to payment of performance based bonuses and to acknowledge that the property & casualty (re)insurance business is a risk-based endeavor where a company's financial results are impacted by exogenous factors beyond human control such as a mild hurricane season or otherwise limited catastrophe activity.

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[2] The current Executive Incentive Plan was approved by shareholders in 2011.

The Compensation Committee selected Messrs. Taranto, Addesso and Doucette to participate in the Executive Incentive Plan for fiscal year 2013, which tied their maximum potential bonus awards to objective Company performance criteria as described in more detail below. For the 2014 fiscal year, the Compensation Committee selected Messrs. Addesso and Doucette as plan participants.

Annual Incentive Plan

Under the Annual Incentive Plan, the Company may make cash payments each year to employees who hold positions of significant responsibility and whose performance, in the judgment of the Compensation Committee, contributed materially to the success of the Company and its subsidiaries. The Annual Incentive Plan is designed to reward past accomplishments, to motivate future accomplishments, and to aid in attracting and retaining employees of the caliber necessary for the continued success of the Company. The actual bonus amounts recommended for individual plan participants are subjectively determined by executive management based on a variety of factors including individual responsibilities and performance, experience, contributions to Company performance, as well as position relative to internal peers. Management and the Compensation Committee believe that consideration of these factors encourages executives to strive to improve their performance without feeling limited or "boxed-in" by the constraints of pre-defined metrics.

The Compensation Committee reviews management's recommendations for awards under the Annual Incentive Plan, and has the discretion to reject or modify the recommended individual awards. All bonus determinations pursuant to the Annual Incentive Plan are in the subjective judgment and discretion of management and the Compensation Committee. With respect to those Named Executive Officers who were not selected to participate in the Executive Incentive Plan, the Compensation Committee sets target bonuses for those executive officers of 100% of their respective 2013 base salaries.

Long-Term Compensation Determinations

The second component of the Company's executive compensation plan is premised on a strategic view of compensation. This long-term compensation component is achieved through the Everest Re Group, Ltd. 2010 Stock Incentive Plan ("2010 Stock Incentive Plan"). Awards under the 2010 Stock Incentive Plan are generally intended to reinforce management's long-term emphasis on corporate performance, provide an incentive for key executives to remain with the Company for the long-term, and provide a strong incentive for employees to work to increase shareholder value by aligning employees' interests with the shareholders.

Equity awards may take the form of share options, share appreciation rights, restricted shares or share awards. To date, the Company has only awarded restricted shares and non-qualified share options. Options and restricted shares are awarded on the day that they are granted by the Compensation Committee and valued as of the grant date.

Options are issued with an exercise price equal to the fair market value of the Company's stock on the grant date. The Company determines fair market value by averaging the high and low market price on the grant date.

We believe that restricted share and share option awards encourage employee retention and reward consistent long-term shareholder value creation, because such awards vest over a five year period at the rate of 20% per year and are generally forfeited if the recipient leaves the Company before vesting. We believe a five year vesting period, which is longer than the industry norm of three years, more closely aligns our key executives with our long-term value oriented shareholders. Furthermore, the expiration of share options ten years after they are granted is designed to encourage recipients to work towards maximizing the Company's growth over the long-term and not simply cater to short-term profits.

With respect to the equity award process, the CEO makes recommendations to the Compensation Committee for each eligible executive officer, and the proposed awards are discussed by the Compensation Committee and recommended for action by the Board. While the Compensation Committee takes into account management's input on award recommendations, all final determinations are in the subjective judgment and discretion of the Compensation Committee. The Compensation Committee does not identify any specific factors or particular criteria that must be met by each executive officer. Nor does it rely upon any predefined formulae for determining the amount of equity award. Rather, the Compensation Committee reviews each recipient's demonstrated past and expected future individual performance as well as his/her contribution to the financial performance of the Company over time, the recipient's level of responsibility within the Company, his/her ability to affect shareholder value, and the value of past share awards. Finally, the Compensation Committee also considers the value of equity awards granted by other publicly traded (re)insurance companies to similarly situated executive officers in order to ensure a competitively attractive overall compensation package.

Equity grants are made in conjunction with the Compensation Committee's February meeting. There is no plan or practice to grant equity awards in coordination with the release of material non-public information. Additionally, the Company's Ethics Guidelines and Insider Trading Policy prohibit our executive officers, directors and other employees from trading in options in the Company's shares. Prohibited options include options awarded under the 2010 Stock Incentive Plan, as well as any expired stock incentive plans, "put" options and "call" options. The Company's officers, directors or other employees are also prohibited from engaging in transactions geared toward "shorting" the Company's stock or trading in straddles, equity swaps or other derivative securities that are directly linked to the Company's common shares.

Named Executive Officer Compensation

The final amounts and factors considered by the Compensation Committee in making its decisions with regard to the 2013 performance for each Named Executive Officer are described more fully below. Although the Compensation Committee establishes certain Company performance metrics and target ceilings for cash bonuses regarding those Named Executive Officers who are selected to participate in the Executive Incentive Plan, the Compensation Committee feels that an effective compensation program must be linked to the medium to longer-term performance of the Company and value generated for shareholders over the medium to longer-term. In this regard, performance measuring metrics are limited to those measurements that are deemed especially important to creating medium to longer-term shareholder value, while retaining the flexibility to also make awards based on subjective criteria. The Compensation Committee considers, but is not bound by, fixed metrics as pre-defined determinants of executive performance.

The Compensation Committee's philosophy is to encourage management to "do the right thing" in the best interest of the Company and of its shareholders even when such actions may temporarily reduce short-term profitability, for example:

> ➢ investments in our business in the form of human capital and intellectual properties;
> ➢ full disclosure on reserving methodologies and reserve positions without fear of penalty in the short term because of some pre-defined metric relating to reserving decisions;
> ➢ diversification of risk within our insurance and reinsurance portfolios;
> ➢ capital management strategies;
> ➢ long-term strategic growth initiatives;
> ➢ creativity in the development of new products;
> ➢ expenditures which may cause "short term pain" for "longer term gain".

Consequently, although the Compensation Committee establishes certain Company performance factors and targets and identifies certain individual performance factors when assessing the overall performance of Named Executive Officers, the Compensation Committee makes decisions on incentive-based compensation and equity awards for our Named Executive Officers based on a reasoned assessment of (i) Company financial performance and (ii) individual performance.

Company Financial Performance Assessment

The Compensation Committee assesses the financial performance of the Company in the context of the business environment in which it operates, the performance of competitors with reasonably comparable operations and against management's operating business plan for the period under review. The Compensation Committee also considers management's decisions and strategies deployed in positioning the Company for future growth and profitability. Our compensation program is designed to reward executive officers for developing and achieving a business strategy that emphasizes creation of longer-term shareholder value. While the Compensation Committee looks at the performance of a number of insurers and reinsurers of similar size based on publicly available information, it does not formally benchmark the Company's performance to that of any pre-defined peer group.

The Compensation Committee attaches significant importance to our executives' ability to generate shareholder value over time by achieving an attractive increase in book value per common share and in the achievement of returns that provide an attractive compound growth rate in shareholder return. Since going public in 1995 through fiscal year 2013, the Company has returned on average more than 13% per annum to shareholders. This attractive longer-term performance has been achieved during a period of significant natural catastrophe activity, a protracted period of very low interest rates as well as repeated periods of soft market conditions and directly correlates to our compensation practices over that time.

Individual Performance Assessment Factors

In evaluating individual performance, the Compensation Committee subjectively considers the following qualitative individual factors:

- executive officer's performance against individual goals;
- individual effort in achieving company goals;
- effectiveness in fostering and working within a team-oriented approach;
- creativity, demonstrated leadership traits and future potential;
- level of experience;
- areas of responsibility; and
- total compensation relative to the executive's internal peers.

No single individual performance factor is given materially more weight than another, although all are considered in the context of an executive's overall performance. Rather, these factors are representative of the qualities that we believe make an effective executive.

The following tables reflect (1) each Named Executive Officers' target incentive bonus as compared to the Potential Maximum Bonus when that Named Executive Officer is a participant in the Executive Incentive Plan, and (2) the Company's 2013 budgeted operating plan targets compared against the Company's actual fiscal year 2013 financial results:

<p style="text-align:center">INCENTIVE BASED BONUS TARGETS</p>

Named Executive Officer	Target Incentive Bonus (% Base Salary)	Potential Maximum Incentive Bonus if Participant in Executive Incentive Plan
Joseph V. Taranto (CEO)	120%	$3,500,000
Craig W. Howie (CFO)	100%	N/A
Dominic J. Addesso (President)	200%	$2,500,000
John P. Doucette (CUO)	120%	$1,500,000
Mark S. de Saram (CEO Everest Reinsurance (Bermuda) Ltd.)	100%	N/A

<p style="text-align:center">COMPANY PERFORMANCE FACTORS</p>

Performance Metric	2013 Operating Plan (dollars in millions except per share amounts)	Actual FY2013 Result (dollars in millions except per share amounts)
Net After-Tax Operating Income	$756	$1,100
Return on Equity (ROE)	12.20%	16.50%
Diluted EPS	$15.17	$21.47
GAAP Combined Ratio	90.90%	84.50%
GAAP Attritional Combined Ratio	80.80%	81%
Book Value per Common Share	$144.35	$146.57

Summary of 2013 Direct Compensation

The cash and equity compensation components for each Named Executive Officer for fiscal year 2013 are highlighted in the table below. This table is provided to better assist shareholders in understanding the Compensation Committee's specific decisions on individual performance based compensation relating to the 2013 fiscal year, exclusive of any benefits or pension or retirement related deferred compensation that is not performance related.

Name	Title/ Business Unit	Annual Base Salary	Annual Cash Bonus	Annual Long Term Incentive Equity Award	Total Direct Compensation
Joseph V. Taranto	Chairman and CEO	$ 1,000,000	$ 3,500,000	$ 12,500,000	$ 17,000,000
Dominic J. Addesso	President	800,000	2,000,000	2,000,000	4,800,000
Mark S. de Saram	Executive Vice President and Managing Director and CEO of Bermuda Re	600,000	750,000	600,000	1,950,000
John P. Doucette	Executive Vice President and Chief Underwriting Officer	625,000	1,000,000	700,000	2,325,000
Craig W. Howie	Executive Vice President and Chief Financial Officer	475,000	550,000	500,000	1,525,000

Mr. Taranto's Compensation

Mr. Taranto's compensation is comprised of a base salary, annual performance bonus and share awards. Mr. Taranto's base salary of $1 million for 2013 was set forth in his employment agreement. As previously noted, Mr. Taranto's annual bonus award is derived formulaically through his participation in the Company's shareholder approved Executive Incentive Plan, which outlines specific performance metrics relating to the financial performance of the Company that must be met when determining the applicable bonus amount. Finally, the Compensation Committee takes into account the CEO's overall performance in leading the Company over time when determining any equity award grants.

Mr. Taranto's Bonus Award

In the case of Mr. Taranto, the Compensation Committee established a performance grid in February, 2013 that related various levels of the Company's earnings per share and corresponding net operating income and return on equity, to a maximum potential cash incentive award based upon the given level of Company performance. The Compensation

Committee, as discussed below, may choose to award lesser amounts **with no guaranteed minimum award amount.**

For 2013, the Compensation Committee established the following objective goals and performance criteria under the Executive Performance Annual Incentive Plan for Mr. Taranto:

Benchmark EPS -diluted			Net After-tax Operating Income			Return On Equity (ROE)			CEO Maximum Award (in millions)
$17.00	to	$20.00	$841 million	to	$989 million	13.5%	to	15.7%plus	$3.500
$14.00	to	$17.00	$692 million	to	$841 million	11.3%	to	13.5%	$3.150
$12.00	to	$14.00	$593 million	to	$692 million	9.7%	to	11.3%	$2.800
$10.00	to	$12.00	$495 million	to	$593 million	8.2%	to	9.7%	$2.400
$8.00	to	$10.00	$396 million	to	$495 million	6.6%	to	8.2%	$2.000
$6.00	to	$8.00	$297 million	to	$396 million	5.0%	to	6.6%	$1.500
Below		$6.00	Below		$297 million	Below		5.0%	$1.200

Although the foregoing grid sets forth the various levels of the potential maximum cash bonus that could be awarded to Mr. Taranto based upon objective Company performance for the fiscal year ended December 31, 2013, the Compensation Committee retains the discretion to reduce the actual amount of the award. **It should be further noted that there is no guaranteed minimum award amount.** For 2013, the Compensation Committee compared the Company's 2013 fiscal year audited results to the performance measures outlined in Mr. Taranto's performance grid. The Committee concluded that based on net after-tax operating income of $1.1 billion and a return on equity of 16.5%, Mr. Taranto was eligible for a maximum potential cash bonus of $3.5 million.

In determining the amount of Mr. Taranto's final bonus award, the Compensation Committee also compared the Company's Performance Factors relating the 2013 budgeted operating plan to actual full year results:

COMPANY PERFORMANCE FACTORS

Performance Metric	2013 Operating Plan (dollars in millions except per share amounts)	Actual FY2013 Result (dollars in millions except per share amounts)
Net After-Tax Operating Income	$756	$1,100
Return on Equity (ROE)	12.20%	16.50%
Diluted EPS	$15.17	$21.47
GAAP Combined Ratio	90.90%	84.50%
GAAP Attritional Combined Ratio	80.80%	81%
Book Value per Common Share	$144.35	$146.57

Finally, the Compensation Committee considered Mr. Taranto's notable success in achieving his individual goals and performance factors which included the following:

Goals/ Performance Factors	Committee Determination
Identify successor and transition the CEO role to Mr. Addesso	Successful: Mr. Addesso became CEO effective January 1, 2014.
Oversee the launch of Mt. Logan Re, Ltd. to provide alternative capital management capacity and complete initial capital raise of $350 million	Successful
Continue strong cumulative annual growth rate in excess of 13%	Successful
Grow book value per share 12%	Successful
Grow net after-tax operating income and net earnings	Successful: Unprecedented net after-tax operating income of $1.1 billion and net earnings of $1.3 billion.
Initiate modernization of Company's outdated information technology systems and initiate re-organization and recruitment of new leadership in the Company's IT department	Successful
Oversee investment strategy to optimize full year investment results during period of continued low interest rates	Successful
Continue successful development of recently hired executive management team including Chief Underwriting Officer and Chief Financial Officer	Successful
Position the Company for future success as a well capitalized and well reserved entity	Successful

Based on the foregoing achievements, the Compensation Committee awarded Mr. Taranto the maximum potential cash bonus of $3.5 million.

Mr. Taranto's Equity Award

The decision as to whether and how much of an equity award to be granted to the CEO is in the sole subjective discretion of the Compensation Committee. In November 2013, the Compensation Committee reviewed Mr. Taranto's performance and met outside his presence to make its award determination in accordance with Mr. Taranto's employment agreement. In evaluating whether to make an award, the Compensation Committee took into consideration Mr. Taranto's overall compensation as compared to total shareholder return in the current year and over time as well as his execution of responsibilities as CEO which, most importantly, included a smooth and successful transition to his successor, Mr. Addesso.

In addition, and in accordance with the extension of Mr. Taranto's contract, the Compensation Committee reviewed the performance of the Company during the extension period of 2012 and 2013 (estimated in November 2013) against the Company's performance during the preceding two years as well as reviewing whether Mr. Taranto successfully achieved the unique set of goals that were established in 2010 when the Compensation Committee determined to incentivize Mr. Taranto in the form of a potential future equity award at the conclusion of his contract rather than paying a signing bonus in 2010:

2 Year Result Comparison	2010 & 2011	2012 & 2013 *
2 Year Cumulative Net Income	$530 million	$1.93 billion (thru Q4 2013 projected)
2 Year Cumulative Net Income ROE	9%	32% (thru Q4 2013 projected)
2 Year Cumulative Growth Shareholder Value	14%	30% (thru Q4 2013 projected)
2 Year Stock Price Appreciation	-2%	80% (thru Q3 2013)

Figures are estimates for 2013 results made in November 2013 and differ from the actual full year results reflected in the table on page 33.

The Compensation Committee also took note of the fact that, since taking the Company public in 1995, Mr. Taranto has delivered to shareholders a compound annual growth rate of 13% in total return (as measured by book value growth per common share plus dividends), even as the industry faced several unprecedented catastrophe loss events in the course of his 20 year tenure as the Company's CEO. Indeed, over the past 5 years, shareholders have benefited from a 14% compound annual growth rate. As highlighted by the performance graph below, relative to this exceptionally strong growth in shareholder return, Mr. Taranto's compensation has remained a conservative 10% compounded annually.



Taranto's Direct Compensation includes Salary, Bonus and Equity

These exceptionally strong results clearly show that Mr. Taranto "outperformed" his final contract, and that the Company and its shareholders have been and will continue to be the beneficiaries of an extraordinary and unique leader and visionary. Accordingly, based on all the foregoing, the Compensation Committee determined that Mr. Taranto's performance exceeded expectations and awarded him restricted shares valued at $12.5 million on November 20, 2013.

Mr. Addesso's Compensation

Mr. Addesso's compensation is comprised of a base salary, annual performance bonus and share awards. His base salary for 2013 was $800,000. As previously noted, Mr. Addesso's annual bonus award is derived formulaically through his participation in the Company's shareholder approved Executive Incentive Plan, which outlines specific performance metrics relating to the financial performance of the Company that must be met when determining the performance bonus amount. For 2013, the Compensation Committee established the following objective goals and performance criteria under the Executive Performance Annual Incentive Plan for Mr. Addesso **with no guaranteed minimum award amount:**

Benchmark EPS -diluted			Net After-tax Operating Income			Return On Equity (ROE)	President Maximum Award (in millions)
$17.00	to	$20.00	$841 million	to	$989 million	13.5% to 15.7%plus	$2.500
$14.00	to	$17.00	$692 million	to	$841 million	11.3% to 13.5%	$2.200
$12.00	to	$14.00	$593 million	to	$692 million	9.7% to 11.3%	$2.000
$10.00	to	$12.00	$495 million	to	$593 million	8.2% to 9.7%	$1.800
$8.00	to	$10.00	$396 million	to	$495 million	6.6% to 8.2%	$1.600
$6.00	to	$8.00	$297 million	to	$396 million	5.0% to 6.6%	$1.300
Below		$6.00		Below	$297 million	Below 5.0%	$1.000

Mr. Addesso served as President through December 31, 2013. Thereafter, he assumed the role of CEO of the Company effective January 1, 2014. For 2013, the Compensation Committee compared the Company's 2013 fiscal year audited results to the performance measures outlined in Mr. Addesso's performance grid. The Compensation Committee concluded that based on net after-tax operating income of $1.1 billion and a return on equity of 16.5%, Mr. Addesso was eligible for a maximum potential cash bonus of $2.50 million.

Although the foregoing grid sets forth the various levels of the maximum potential cash bonus that could be awarded to Mr. Addesso based upon objective Company performance for the fiscal year ended December 31, 2013, the Compensation Committee could, in its discretion, choose to reduce the actual amount of the award. **It should be further noted that there is no guaranteed minimum award amount.**

In determining Mr. Addesso's final award, the Compensation Committee further compared the Company's Performance Factors that were budgeted for the 2013 operating plan to actual full year results:

COMPANY PERFORMANCE FACTORS

Performance Metric	2013 Operating Plan (dollars in millions except per share amounts)	Actual FY2013 Result (dollars in millions except per share amounts)
Net After-Tax Operating Income	$756	$1,100
Return on Equity (ROE)	12.20%	16.50%
Diluted EPS	$15.17	$21.47
GAAP Combined Ratio	90.90%	84.50%
GAAP Attritional Combined Ratio	80.80%	81%
Book Value per Common Share	$144.35	$146.57

In determining the amount of Mr. Addesso's final bonus award and his equity award, the Compensation Committee favorably considered the positive planned versus actual results, the recommendation of the CEO, Mr. Addesso's target incentive bonus of 200% of base salary and Mr. Addesso's notable success in achieving his following individual goals and performance factors:

Goals/ Performance Factors	Committee Determination
Demonstrate leadership as President including active oversight of Company's day to day operations across all business segments	Successful
Execute on a strategy to maximize core underwriting returns through diversification of the Company's reinsurance and insurance portfolios, business mix and geographic distribution	Successful: unprecedented operating income of $1.1 billion for 2013
Develop and execute on a strategy to grow the Company's non-standard automobile insurance business	Successful: implementation of strategy that resulted in growth from $30 million to approximately $80 million while eliminating significant overhead costs by entering into an exclusive strategic alliance with Arrowhead General Insurance Agency, Inc. to gain access to a national market
Oversee the formation of a new business unit to focus on providing insurance products and solutions to meet the unique risk management needs of the Sports and Leisure industry	Successful: formation of Specialty Insurance Group

Achieve annual budget objectives and oversee coordination of all business units in putting together the 2014 operational plan to be presented to the Board in November 2013	Successful
Recruit strong additions to the management teams heading up the Company's U.S. reinsurance operations, Canadian operations and Asian operations out of its Singapore branch	Successful
Continue to build relationships throughout 2013 with the Company's long-time major shareholders while expanding our investor base to include new supporters	Successful

In arriving at Mr. Addesso's bonus award of $2 million for 2013 performance and a restricted share award of $2 million, the Compensation Committee concluded that Mr. Addesso outperformed expectations.

Mr. de Saram's Compensation

With respect to adjustments to Mr. de Saram's base salary, his bonus award, and his long term compensation, the Compensation Committee considered the recommendation of the CEO as well as Mr. de Saram's execution of his responsibilities as Deputy Chairman, Managing Director and Chief Executive Officer of Bermuda Re and Deputy Chairman of Everest Re Advisors and International Re. In arriving at Mr. de Saram's bonus award, the Compensation Committee also compared the Bermuda Re Performance Factors that were budgeted for its 2013 operating plan to actual full year results:

BERMUDA RE PERFORMANCE FACTORS

Performance Metric	2013 Operating Plan (dollars in millions except per share amounts)	Actual FY2013 Result (dollars in millions except per share amounts)
Net Operating Income	$108	$229
GAAP Combined Ratio	88.60%	77.50%

In arriving at Mr. de Saram's bonus award of $750,000, restricted share award valued at $600,000, as well as increasing his base salary for 2014 to $620,000, the Compensation Committee favorably considered the positive planned versus actual results, his target incentive bonus of 100% of base salary and Mr. de Saram's notable success in achieving his following individual goals and performance factors:

Goals/ Performance Factors	Committee Determination
Demonstrate leadership as CEO of Bermuda Re, oversee the Company's European and Asian operations and successful transition of new management team in the Company's Singapore branch	Successful
Achieve annual budgets for the business units under his direction	Successful
Expand Company's market presence in Europe and Asia by opening the Company to new lines of business	Successful

Mr. Doucette's Compensation

Mr. Doucette served as the Company's Chief Underwriting Officer in 2013. His compensation is comprised of a base salary, annual performance bonus and share awards. His base salary, governed by the terms of his employment agreement which allows for annual increases at the Compensation Committee's discretion, was $625,000 for 2013. Mr. Doucette's maximum potential bonus award is derived formulaically through his participation in the Company's shareholder approved Executive Incentive Plan, which outlines specific performance metrics relating to the financial performance of the Company that must be met when determining the applicable bonus amount. For 2013, the Compensation Committee established the following objective goals and performance criteria under the Executive Performance Annual Incentive Plan for Mr. Doucette, **with no guaranteed minimum award amount:**

Benchmark EPS -diluted			Net After-tax Operating Income			Return On Equity (ROE)	CUO Maximum Award (in millions)
$17.00	to	$20.00	$841 million	to	$989 million	13.5% to 15.7%plus	$1.500
$14.00	to	$17.00	$692 million	to	$841 million	11.3% to 13.5%	$1.300
$12.00	to	$14.00	$593 million	to	$692 million	9.7% to 11.3%	$1.200
$10.00	to	$12.00	$495 million	to	$593 million	8.2% to 9.7%	$1.100
$8.00	to	$10.00	$396 million	to	$495 million	6.6% to 8.2%	$1.000
$6.00	to	$8.00	$297 million	to	$396 million	5.0% to 6.6%	$0.900
Below		$6.00	Below		$297 million	Below 5.0%	$0.800

For 2013, the Compensation Committee compared the Company's 2013 fiscal year audited results to the performance measures outlined in Mr. Doucette's performance grid. The Committee concluded that based on net after-tax operating income of $1.1 billion and a return on equity of 16.5%, Mr. Doucette was eligible for a maximum potential cash bonus of $1.5 million.

Although the foregoing grid sets forth the various levels of the maximum cash bonus that could be awarded to Mr. Doucette based upon objective Company performance for the fiscal year ended December 31, 2013, the Compensation Committee could, in its discretion, choose to reduce the actual amount of the award. **It should be further noted that there is no guaranteed minimum award amount.**

In determining the amount of Mr. Doucette's final award, the Compensation Committee compared the Company's Performance Factors that were budgeted for the 2013 operating plan to actual full year results:

COMPANY PERFORMANCE FACTORS

Performance Metric	2013 Operating Plan (dollars in millions except per share amounts)	Actual FY2013 Result (dollars in millions except per share amounts)
Net After-Tax Operating Income	$756	$1,100
Return on Equity (ROE)	12.20%	16.50%
Diluted EPS	$15.17	$21.47
GAAP Combined Ratio	90.90%	84.50%
GAAP Attritional Combined Ratio	80.80%	81%
Book Value per Common Share	$144.35	$146.57

In arriving at Mr. Doucette's final cash bonus of $1 million, restricted share award valued at $700,000 as well as increasing his base salary for 2014 to $675,000, the Compensation Committee favorably considered the positive planned versus actual results, while noting Mr. Doucette's target bonus incentive bonus of 120% of his base salary and the recommendation of the CEO. The Compensation Committee further considered Mr. Doucette's notable success in achieving his following individual goals and performance factors:

Goals/ Performance Factors	Committee Determination
Demonstrate leadership in oversight of Company's worldwide underwriting teams and philosophies as Chief Underwriting Officer that had a direct impact on the Company's extraordinary 2013 profitability	Successful
Rebalance the Company's reinsurance portfolio to reflect greater diversity in risk and business mix while adhering to the Company's core philosophy of maximizing	Successful

underwriting profit rather than merely top-line volume growth	
Execute on strategy to address competitive pressures of alternative reinsurance capital markets in traditional reinsurance space	Successful: demonstrated creativity and leadership in setting the foundation for the establishment of Mt. Logan Re, Ltd. to address the growing market for alternative reinsurance capital
Involvement and contributions in assisting Mr. Addesso's transition to the CEO role	Successful

Mr. Howie's Compensation

With respect to adjustments to Mr. Howie's base salary, his bonus award, and his long term compensation, the Compensation Committee considered the recommendation of the CEO as well as the execution of Mr. Howie's responsibilities as Chief Financial Officer. In arriving at Mr. Howie's bonus award of $550,000 and restricted share award valued at $500,000, as well as increasing his base salary for 2014 to $500,000, the Compensation Committee noted Mr. Howie's target incentive bonus of 100% of base salary and further considered Mr. Howie's notable success in achieving his individual goals and performance factors:

Goals/ Performance Factors	Committee Determination
Demonstrate leadership in overseeing and managing the Company's Accounting and Financial reporting, Comptroller's, Tax, Actuarial and Treasury departments	Successful
Demonstrate leadership on the reserving committee and his open and frank discussions with the Board regarding the Company's reserving practice	Successful
Manage the Company's operating capital and counsel the CEO and Board on share buyback opportunities	Successful
Build relationships with the Company's shareholders and analysts	Successful
Interfacing with the Company's ratings agencies and independent auditors	Successful

Other Forms of Compensation

Apart from the salary, bonus and long-term compensation components discussed above, all employees including executive officers receive other forms of compensation from the Company. That compensation includes Company paid term life insurance, partially subsidized medical and dental plan, Company paid disability insurance, and participation in a Company sponsored 401(k) employee savings plan. Certain executives also participate in a Supplemental Savings Plan and two defined benefit or pension plans (the Everest Reinsurance Retirement Plan and Everest Reinsurance Supplemental Retirement Plan). The Supplemental Savings Plan and Supplemental Retirement Plan are non-qualified with respect to tax deductibility in the U.S. The purpose of these plans is principally to restore benefits that would otherwise have been limited by U.S. benefit plan rules applicable to the 401(k) employee savings plan and the Everest Reinsurance Retirement Plan.

The Retirement Plan and Supplemental Retirement Plan were closed to employees hired or rehired after April 1, 2010. Employees hired prior to April 1, 2010, remain participants in the Retirement Plan and Supplemental Retirement Plan. The employee savings plan was amended to provide employees hired or rehired after April 1, 2010 with an increased Company match that escalates with certain age milestones and a shorter Company match vesting period as compared to those employees hired prior to April 1, 2010.

Clawback Policy

The Company has a clawback policy covering current and former employees, including Named Executive Officers. The policy provides for forfeiture and repayment of any incentive based compensation (including vested and unvested equity awards) granted or paid to an individual during the period in which he or she engaged in material willful misconduct, including but not limited to fraudulent misconduct. The policy also requires the repayment and termination of payments and benefits provided to such individual pursuant to any severance or similar agreement.

Perquisites and Other Benefits

When the Compensation Committee determines it appropriate, the Company provides Named Executive Officers with perquisites and other personal benefits that are reasonable and consistent with the overall compensation plan and the philosophy of attracting and retaining key employees. The Compensation Committee periodically reviews these awards of perquisites and other benefits.

The only perquisites approved by the Compensation Committee for 2013 were Mr. de Saram's housing, family travel and golf membership fees. The amounts reported for Mr. de Saram are included in the Summary Compensation Table.

Tax and Accounting Implications

Section 162(m) of the Code limits the ability of a publicly-held company to take a tax deduction for annual compensation in excess of $1 million paid to its chief executive officer or to any of its four other most highly compensated officers. However, compensation is exempt from this limit if it qualifies as "performance-based compensation." To preserve this deduction, the Company has designed its incentive plans to provide incentive compensation that qualifies as "performance-based compensation" that is not counted toward the $1 million limit. However, the 2010 Stock Incentive Plan allows for the Compensation Committee, in its sole discretion, to grant awards under the plans which do not constitute "performance-based compensation." Although the Compensation Committee considers deductibility under section 162(m) with respect to the compensation arrangements for executive officers, deductibility is not a determinative factor when considering appropriate levels or methods of compensation.

It is the Compensation Committee's objective to have its U.S. tax-paying executives not be subject to penalties under Code Section 409A ("§409A"). Accordingly, all applicable compensation and benefit programs have been amended and are administered in accordance with §409A.

The foregoing provides a general overview of the Company's philosophy on executive compensation. The tables contained in the subsequent sections attribute specific dollar values for the various aspects of executive compensation previously discussed.

Compensation of Executive Officers

The following table sets forth compensation paid or accrued to the Company's Named Executive Officers who served during fiscal year 2013, (collectively, the "Named Executive Officers"). The principal position listed under the name of each officer is as of December 31, 2013.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Share Awards (1)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings (2)	All Other Compensation (3)	Total
Joseph V. Taranto (4) Chairman of the Board and Chief Executive Officer								
	2013	$ 1,007,692	$ -	$ 12,500,112	$ 3,500,000	$ 4,188,728	$ 90,526	$21,287,058
	2012	1,000,000	-	11,800,004	3,150,000	1,298,827	197,317	17,446,148
	2011	1,000,000	-	6,599,924	1,200,000	1,436,605	221,896	10,458,425
Dominic J. Addesso (5) President								
	2013	$ 788,269	$ -	$ 1,534,438	$ 2,000,000	$ 432,883	$ 187,170	$ 4,942,760
	2012	769,231	1,500,000	2,050,973	-	398,101	93,767	4,812,072
	2011	659,038	1,000,000	1,328,880	-	288,936	57,515	3,334,369
Mark S. de Saram Executive Vice President of Company and Managing Director and Chief Executive Officer of Bermuda Re								
	2013	$ 593,077	$ 750,000	$ 613,775	$ -	$ -	$ 356,817	$ 2,313,669
	2012	565,385	600,000	552,000	-	N/A	351,419	2,068,804
	2011	544,231	500,000	541,375	-	N/A	308,790	1,894,396
John P. Doucette Executive Vice President and Chief Underwriting Officer								
	2013	$ 619,231	$ -	$ 716,275	$ 1,000,000	$ 85,258	$ 67,033	$ 2,487,797
	2012	594,231	750,000	618,240	-	200,652	65,836	2,228,959
	2011	515,865	650,000	751,060	-	118,206	56,163	2,091,294
Craig W. Howie (6) Executive Vice President and Chief Financial Officer								
	2013	$ 469,231	$ 550,000	$ 506,364	$ -	$ -	$ 74,639	$ 1,600,234
	2012	346,154	450,000	749,985	-	-	334,735	1,880,874

(1) The amounts are the aggregate grant date fair value for restricted awards granted during 2013 computed in accordance with FASB ASC Topic 718. Restricted shares vest at the rate of 20% per year over five years.

(2) Represents the aggregate change in the present value of the officers' accumulated benefit under the qualified and supplemental pension plans from December 31, 2012 to December 31, 2013. Earnings on the Supplemental Savings Plan are not included as they are invested in the same investment offerings as the qualified savings plan and are not preferential. The change in pension value for Mr. Taranto is attributable in part to his 20 year tenure with the same company, unique in the reinsurance industry.

(3) The amount reported for 2013 for Mr. de Saram, who is a citizen of the United Kingdom, includes $150,000 as a Bermuda residence housing allowance and $73,527 in payment of payroll tax each under the terms of his employment agreement. The amounts for 2013 also include $14,622 in family travel and $9,620 in golf membership fees. The Company owns a car which is provided for Mr. de Saram's use at a cost of $3,345. Mr. de Saram also received a contribution of $59,308 to, or in lieu of, a pension plan.   Mr. Addesso received $62,596 for unused vacation days.

For the Named Executive Officers, the 2013 amount includes:

	Taranto	Addesso	de Saram	Doucette	Howie
Life insurance premiums	$ 1,038	$ 1,038	$ 8,070	$ 1,038	$ 1,038
Employer Matching Contributions (Qualified and Non-qualified)	29,804	24,265	-	18,467	10,962
Dividends on Restricted Shares	59,684	99,271	38,325	47,528	22,602
Employer Discretionary Contribution	-	-	-	-	40,037

(4) Retired from the position of Chief Executive Officer on December 31, 2013.

(5) Became Chief Executive Officer on January 1, 2014.

(6) Mr. Howie is not eligible for the Retirement Plan or Supplemental Retirement Plan and therefore receives an Employer Discretionary Contribution pursuant to the revision of the Company's Savings Plan that is applicable to those employees hired after April 1, 2010.

Grants of Plan-Based Awards

The following table sets forth certain information concerning equity and cash awards granted under the Company's 2010 Stock Incentive Plan and the Executive Performance Annual Incentive Plan during 2013 to the Named Executive Officers.

2013 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards Number of Shares (2)	Grant Date Fair Value of Share Awards (3)
		Threshold	Target	Maximum		
Joseph V. Taranto	11/20/2013	$ -	$ -	$ 3,500,000	79,578	$ 12,500,112
Dominic J. Addesso	2/20/2013	-	-	2,500,000	12,500	1,534,438
Mark S. de Saram	2/20/2013	-	-	-	5,000	613,775
John P. Doucette	2/20/2013	-	-	1,500,000	5,835	716,275
Craig W. Howie	2/20/2013	-	-	-	4,125	506,364

_____

(1) Potential awards to be made pursuant to the Executive Performance Annual Incentive Plan. The actual award is shown in the "Non-Equity Incentive Compensation Plan" column of the Summary Compensation Plan table.

(2) This column shows the number of restricted shares granted in 2013 to the Named Executive Officers pursuant to the 2010 Stock Incentive Plan. Restricted shares vest at the rate of 20% per year over five years. During the restricted period, quarterly dividends are paid to the Named Executive Officer.

(3) The grant date fair value of each equity award calculated in accordance with FASB ASC Topic 718.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2013

	Option Awards				Share Awards	
	Number of Securities Underlying Unexercised Options		Option Exercise	Option Expiration	Number of Restricted Shares that Have Not	Market Value of Restricted Shares that Have Not
Name	Vested	Unvested	Price	Date	Vested (1)	Vested (2)
Joseph V. Taranto	-	-	$ -		-	$ -
Dominic J. Addesso	-	-	-		42,986	6,700,228
Mark S. de Saram	6,000	-	74.3300	9/21/2014	-	-
	-	-	-		17,500	2,727,725
John P. Doucette	-	-	-		18,785	2,928,018
Craig W. Howie	-	-	-		9,999	1,558,544

_____

(1) Restricted shares vest at the rate of 20% annually over a five year period. Grant dates for the restricted shares are as follows:

Grant Date	2/18/2009	5/13/2009	2/24/2010	2/24/2011	9/21/2011	2/22/2012	5/9/2012	9/19/2012	2/20/2013
Joseph V. Taranto	-	-	-	-	-	-	-	-	-
Dominic J. Addesso	-	1,390	2,400	4,800	4,800	11,096	-	6,000	12,500
Mark S. de Saram	1,250	-	2,500	3,750	-	5,000	-	-	5,000
John P. Doucette	750	-	1,200	3,000	2,400	5,600	-	-	5,835
Craig W. Howie	-	-	-	-	-	-	5,874	-	4,125

(2)   Determined by multiplying the NYSE December 31, 2013 closing price of $155.87 by the number of restricted shares.

Share Option Exercises and Shares Vested

The following table sets forth certain information concerning the number and value of exercised share options and vested shares at the end of 2013 held by the Named Executive Officers.

2013 OPTION EXERCISES AND SHARES VESTED

Name	Option Awards		Share Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise (1)	Number of Shares Acquired on Vesting	Value Realized on Vesting (2)
Joseph V. Taranto	-	$ -	79,578	$ 12,285,809
Dominic J. Addesso	-	-	10,064	1,319,462
Mark S. de Saram	6,000	425,580	6,000	739,505
John P. Doucette	-	-	8,187	1,092,150
Craig W. Howie	-	-	1,468	199,031

_____

(1)   The aggregate dollar value realized upon the exercise of options determined by computing the difference between the market price and the option exercise price on the day of exercise.

(2)   Amount reflects the aggregate market share value on the day that the restricted shares vest. Mr. Taranto's unvested shares vested pursuant to the terms of his July 2012 Employment Agreement.

Retirement Plan

All the Named Executive Officers of the Company, with the exception of Mr. de Saram and Mr. Howie, participate in the Everest Reinsurance Company Retirement Plan (the "Retirement Plan") and in the Supplemental Retirement Plan (the "Supplemental Plan"), both of which are defined benefit pension plans. As an employee of Bermuda Re, Mr. de Saram is not eligible to participate in the Retirement Plan, and Bermuda Re does not maintain a defined benefit pension plan. The Retirement Plan and Supplemental Plan were both closed to new employees as of April 1, 2010. Mr. Howie joined the Company in 2012, making him ineligible to participate in those plans. The Retirement Plan is a tax-qualified plan that determines benefits under a formula that takes into account a participant's years of continuous service and final average earnings with Everest Re and certain affiliates, including the participant's period of affiliation with The Prudential Insurance Company of America ("Prudential"). The Supplemental Plan is a non-qualified plan that provides benefits that would otherwise be provided under the Retirement Plan formula but for the application of certain limitations on tax-qualified benefits under the Internal Revenue Code.

A participant's "final average earnings" under the Retirement Plan will be his or her average annual "earnings" under the plan during the 72 consecutive months of continuous service in which the participant received the greatest amount of earnings out of the final 120 months of continuous service. For this purpose, "earnings" generally include the participant's base salary, cash bonus payments under the Executive Performance Annual Incentive Plan and, for participants who held positions equivalent to or senior to that of department vice president when that position existed, cash payments under the Company's Annual Incentive Plan. "Earnings" does not include any other compensation set forth in the Summary Compensation Table.

Final average earnings and earnings will be determined under the Supplemental Plan in the same manner as under the Retirement Plan, except that a participant's earnings are not subject to the limitations under the Internal Revenue Code. "Continuous service" under the Retirement Plan and Supplemental Plan will be the number of years and months worked for Everest Re and certain affiliates, including during the period of affiliation with Prudential.

The table below shows the present value of accumulated benefits payable to each of the Named Executive Officers determined using interest rate and mortality rate assumptions consistent with those in the Company's financial statements and the number of years of service credited to each. A participant becomes vested in the Supplemental Plan upon reaching five years of service, retirement at age 65 or upon a Change of Control. If a participant leaves the Company prior to becoming vested in the Supplemental Plan, he receives no benefits.

2013 PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit (1)	Payments During Last Fiscal Year
Joseph V. Taranto	Retirement Plan	19.2	$ 1,182,031	$ -
	Supplemental Plan		14,788,637	-
Dominic J. Addesso	Retirement Plan	4.7	229,034	-
	Supplemental Plan		1,100,170	-
Mark S. de Saram	None	N/A	-	-
			-	-
John P. Doucette	Retirement Plan	5.3	138,078	-
	Supplemental Plan		416,532	-
Craig Howie	Retirement Plan	N/A	-	-
	Supplemental Plan		-	-

_____

(1) The table employs the discount rate of 4.0% at December 31, 2012 and 5.0% at December 31, 2013 for the Retirement Plan and pre-retirement Supplemental Plan. Post retirement, the

Supplemental Retirement Plan discount rates are 5% for both years. The Mortality Table used for 12/31/2012 is the sex distinct RP2000 White Collar Combined Active/Retiree Healthy Mortality Table projected to 2013 with Scale AA for the Retirement Plan and Table 417(e) Mortality for the Supplemental Plan post-retirement. For 12/31/2013, the Mortality Table used is the Sex distinct RP2000 White Collar Combined Active/Retiree Healthy Mortality Table fully generational with Scale BB for the Qualified Plan and 417(e) Mortality for the SRP for Post-Retirement. The payment form assumes 50% Joint and Survivor Annuity for the Retirement Plan (wives assumed to be 4 years younger than their husbands), single life annuity for the Supplemental Plan. For Mr. Taranto, 50% Joint & Survivor (as elected) for the Qualified Plan payable immediately using actual age of spouse, lump sum for the Supplemental Plan.

The Assumptions for the 2013 calculations are the same as those used in the FAS ASC 715 disclosure report for the year ending December 31, 2013.

Messrs. Addesso and Doucette are not eligible to retire with unreduced benefits until age 65. Where a person participates in both the Retirement Plan and the Supplemental Plan, the number of years of credited service is the same for both plans.

The present value of Mr. Taranto's benefits has been reduced by the amount that he received in December 2008 to pay FICA and other associated taxes.

2013 NON-QUALIFIED DEFERRED COMPENSATION TABLE

The 2013 Non-qualified Deferred Compensation Table shows information about the Supplemental Savings Plan (1).

Name	Executive Contributions in Last Fiscal Year (2)	Registrant Contributions in Last Fiscal Year(2)	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawls/ Distributions	Aggregate Balance at Last Fiscal Year-End (3)
Joseph V. Taranto					
Everest Re Supplemental Savings Plan	$ 22,154	$ 22,154	$ 330,686	$ -	$ 1,651,596
Dominic J. Addesso					
Everest Re Supplemental Savings Plan	16,615	16,615	23,585	-	142,547
Mark S. de Saram					
Everest Re Supplemental Savings Plan	N/A	-	-	-	-
John P. Doucette					
Everest Re Supplemental Savings Plan	10,817	10,817	21,626	-	117,654
Craig W. Howie					
Everest Re Supplemental Savings Plan	6,577	46,614	9,553	-	73,836

_____

(1)   The Supplemental Savings Plan has the same investment elections as the Company's 401(k) plan and is designed to allow each participant to contribute a percentage of his base salary and receive a company match beyond the contribution limits prescribed by the Code with regard to 401(k) plans. When the annual IRS 401(a) (17) compensation maximum is reached under the qualified savings plan, eligible employees may contribute to the Supplemental Savings Plan which allows for up to a 3% employee contribution and a 3% company match. Withdrawal is permitted only upon cessation of employment.

(2)   All of the amounts reported in this column are included in the 2013 Summary Compensation Table. As an employee hired after April 1, 2012, Mr. Howie receives a higher Company contribution under the Supplemental Savings Plan.

(3)   The amounts reported in this column include the following portions of the amounts that were reported above in the 2013 Summary Compensation Table as compensation for 2011 or 2012: Mr. Taranto ($87,692), Mr. Addesso ($54,196), Mr. Howie (10,961) and Mr. Doucette ($36,988).

EMPLOYMENT, CHANGE OF CONTROL AND OTHER AGREEMENTS
_____

Employment agreements have been entered into with Messrs. Taranto, Addesso, de Saram and Doucette.   Employment agreements are entered into when it is determined that an employment agreement assists in obtaining assurance as to the executive's continued employment in light of the prevailing market competition for the particular position, or where the Compensation Committee believes that an employment agreement is appropriate to attract an executive in light of market conditions and the prior experience of the executive. Employment agreements with key executive officers further provide the Company protection against the potential loss of business that could result from the departure of a key executive by including non-disclosure, non-compete and non-solicitation covenants in such agreements. The terms of the agreement take into consideration the executive's prior background, experience, compensation, competitive conditions and negotiations with the executive.

Joseph V. Taranto.   Everest Global and Everest Holdings entered into an employment agreement (the "Employment Agreement") with Mr. Taranto effective July 1, 2012 that expired upon his retirement on December 31, 2013.   The Employment Agreement provided for a base salary of $1 million per year, eligibility to participate in the Executive Incentive Plan and grants of stock awards that were fully earned and vested in December 2013.

The Employment Agreement's material terms with respect to a termination on retirement, death, disability and a termination without due cause or resignation for good reason are outlined in the sections and tables below.

Effective January 1, 2011, Mr. Taranto entered into a Change of Control Agreement with the Company, Everest Global and Everest Holdings which also expired upon his retirement on December 31, 2013. Mr. Taranto's Change of Control Agreement contained provisions to make it compliant with §409A. A violation of §409A may subject an executive to recognition of income with respect to nonqualified deferred compensation at the time such compensation becomes vested plus a 20 percent tax and interest.

Dominic J. Addesso. On July 1, 2012, Everest Global and Everest Holdings entered into an employment agreement with Mr. Addesso under which he continued to serve as President of those companies and Chief Executive Officer of Everest Global as well as President of Everest Re and the Company. Effective January 1, 2014, he assumed the role of Chief Executive Officer of the Company and Everest Re. The agreement, which continues in effect through December 31, 2016, provides for an annual salary of $1 million effective January 1, 2014. On February 2013, the Compensation Committee selected Mr. Addesso to become a participant in the Executive Incentive Plan. He is also a participant in the Senior Executive Change of Control Plan (See "Other Change of Control Arrangements"). The employment agreement's material terms for a termination on death, disability or a termination without cause or resignation for good reason are outlined in the sections and tables below.

John P. Doucette. On September 21, 2013, Everest Global entered into an employment agreement with Mr. Doucette under which he was to serve as Executive Vice President and Chief Underwriting Officer for Worldwide Reinsurance and Insurance of the Company, Everest Re and Everest National. The agreement, which will continue in effect through September 1, 2016, provides for a base salary of $625,000, subject to increases. In February 2013, the Compensation Committee selected Mr. Doucette to become a participant in the Executive Incentive Plan. He is also a participant in the Senior Executive Change of Control Plan. The employment agreement's material terms for a termination on death, disability or a termination without cause or resignation for good reason are outlined in the sections and tables below.

Mark S. de Saram. On November 1, 2012, Bermuda Re entered into an employment agreement with Mr. de Saram under which he is to serve as the Managing Director and Chief Executive Officer of Bermuda Re until November 1, 2014. The agreement provides for an annual salary of $570,000, subject to increases, if any, and $12,500 per month as a housing allowance. Mr. de Saram is also eligible to participate in the Company's Annual Incentive Plan, which is entirely discretionary in nature and which may be amended or terminated by the Company at any time. All payments shall be made in U.S. dollars. He is also a participant in the Senior Executive Change of Control Plan. Pursuant to his employment agreement, Mr. de Saram participates in the medical insurance, dental insurance and group life insurance plans currently available to other Bermuda Re employees. In lieu of participating in the Bermuda Savings Plan, he receives a monthly payment equal to 10% of his monthly salary. The employment agreement's material terms in the event of a termination on death, disability or a termination without cause or resignation for good reason are outlined in the sections and tables below.

Other Change of Control Arrangements. The Company's change of control arrangements, embodied within the Senior Executive Change of Control Plan, are principally intended to provide continuity of management by motivating executive officers to remain with the Company, despite the uncertainty that arises in the context of a change in control. The Senior Executive Change of Control Plan is designed to be compliant with §409A. A violation of §409A may subject an executive to recognition of income with respect to nonqualified deferred compensation at the time such compensation becomes vested plus a 20 percent tax and interest. Accordingly, the Senior Executive Change of Control Plan requires the participant to wait six months following a termination of employment due to a change of control in order to receive any payments under the plan. The Change of Control Plan is administered by the Compensation Committee, which selects participants from among the senior executives of the Company and its subsidiaries. Among others, the Compensation Committee has selected Mr. Addesso, Mr. de Saram, Mr. Doucette, and Mr. Howie to participate in the plan.

The Senior Executive Change of Control Plan provides that if, within two years after the occurrence of a material change (as defined in the plan) a participant terminates his or her employment for good reason (as defined in the plan) or the Company terminates the participant's employment for any reason other than for due cause (as defined in the plan), then (a) all of the participant's outstanding share options granted under the Company's stock plans shall immediately vest and remain exercisable for three months following termination of employment; (b) all restrictions on the participant's restricted shares awarded under the Company's share plans shall immediately terminate and lapse; (c) the participant shall receive a cash payment six months after termination equal to the participant's average salary and annual incentive bonus for the three most recent taxable years (or such shorter period as may be applicable) multiplied by a number between 2.00 and 2.99 as determined by the Compensation Committee (for Mr. Addesso, the number is 2.5, for Messrs. de Saram, Doucette and Howie, the number is 2.00); (d) the participant shall continue to be covered under the Company's medical and dental insurance plans for a period of two years from the date of termination; and (e) the participant shall receive "special retirement benefits" in an amount that will equal the retirement benefits he or she would have received under the Everest Reinsurance Retirement Plan and any supplemental, substitute or successor plans adopted by the Company had he or she continued in the employ of the Company for a two year period following termination. Special Retirement benefits shall be paid six months after termination.

Potential Payments Upon Termination or Change in Control

The tables below give a reasonable estimate of the incremental amount of compensation that might be paid to each of the Named Executive Officers in the event of termination of his employment on December 31, 2013.

The amounts shown assume that such termination, change in control, death or disability was effective as of December 31, 2013 and includes estimates of amounts to which the Named Executive Officer might be entitled incremental to what he earned during such time. The actual amounts to be paid out can only be determined at the time of such executive's separation from the Company and may be changed at the discretion of the Compensation Committee of the Company's Board of Directors.

Payments Made Upon Termination. Regardless of the manner in which a Named Executive Officer's employment terminates, he is entitled to receive amounts earned during his term of employment. Such amounts include: accrued salary; amounts contributed under the Employee Savings Plan and the Supplemental Savings Plan (see Non-qualified Deferred Compensation Table) and amounts accrued and vested through the Company's Retirement Plan and the Supplemental Retirement Plan. (See Pension Benefits Table.) The retirement plans offer a survivor annuity, if elected by the participant.

Payments Made Upon Retirement. In the event of retirement, in addition to the items above, all who are eligible will receive the pension benefits shown in the Pension Benefits Table with a reduction for early retirement. Generally, restricted shares and unexercisable options are cancelled and vested options remain exercisable for 90 days following retirement.

Payments Made Upon Death or Disability. In the event of death or disability, in addition to the benefits listed under the headings above, the Named Executive Officer will receive benefits under the Company's disability plan or payments under the Company's life insurance program, as available to employees generally.   Pursuant to the terms of their employment agreements, in the event of the death or disability of Mr. Taranto, Mr. Addesso or Mr. Doucette, any incentive bonus earned but not yet paid for the completed full fiscal year immediately preceding the employment termination date would be paid. So, assuming a hypothetical death or disability of a Named Executive Officer on December 31, 2013, each Named Executive Officer would be entitled to any incentive bonus earned but not yet paid relating to fiscal 2013 performance. Such bonus amounts would have been

$3.5 million for Mr. Taranto, $2.0 million for Mr. Addesso and $1.0 million for Mr. Doucette as reported in the Summary Compensation Table.

In the event of the death or disability of any of the Named Executive Officers, unvested share options become exercisable and the restrictions on restricted shares lapse. The following table lists the value of equity awards for each Named Executive Officer at the NYSE closing price of $155.87 at 2013 year end as if all vested on December 31, 2013.

Name	Options	Restricted Shares	Total
Joseph V. Taranto	$ -	$ -	$ -
Dominic J. Addesso	-	6,700,228	6,700,228
Mark S. de Saram	-	2,727,725	2,727,725
John P. Doucette	-	2,928,018	2,928,018
Craig W. Howie	-	1,558,544	1,558,544

Termination or Change of Control

As described above, each of the Named Executive Officers is a participant in the Company's Senior Executive Change of Control Plan. Payments are made under the plan to the respective Named Executive Officer if he suffers a covered termination of employment within two years following a change in control. Messrs. Addesso, de Saram and Doucette's employment agreements separately address payments that may be made and benefits continued in the event of a termination without due cause or resignation for good reason, outside of a change in control, as defined in the respective agreements. Mr. Taranto's employment and change of control agreements expired upon his retirement on December 31, 2013 and, hence, he would not be entitled to any benefits upon a termination or change of control.

Name	Incremental Benefit	Termination Without Cause or Resignation for Good Reason		Termination Following Change in Control	
Dominic J. Addesso	Cash Payment	$	4,000,000 (1)	$	3,686,089 (5)
	Equity Value		3,700,420 (2)		6,700,228 (6)
	Benefits Continuation		37,633 (3)		27,000
	Pension Enhancement		-		1,985,000
	Benefits Cutback		N/A		(8,190,974)
	Total Value	$	7,738,053	$	4,207,343 (7)
Mark S. de Saram	Cash Payment	$	600,000 (4)	$	2,165,385 (5)
	Equity Value		935,220 (2)		2,727,725 (6)
	Benefits Continuation		-		46,264
	Total Value	$	1,535,220	$	4,939,374
John P. Doucette	Cash Payment	$	2,250,000 (1)	$	2,419,551 (5)
	Equity Value		891,109 (2)		2,928,018 (6)
	Benefits Continuation		26,296 (3)		38,000
	Pension Enhancement		-		652,000
	Benefits Cutback		N/A		(2,417,695)
	Total Value	$	3,167,405	$	3,619,874 (7)
Craig W. Howie	Cash Payment	$	-	$	1,446,154 (5)
	Equity Value		-		1,558,544 (6)
	Benefits Continuation		-		38,000
	Pension Enhancement		-		-
	Benefits Cutback		-		(1,063,983)
	Total Value	$	-	$	1,978,715 (7)

_____

(1)   Pursuant to the terms of the Mr. Addesso's employment agreement, he would be paid a separation allowance in equal installments over a 24 month period equal to two times his base salary as in effect January 1, 2014. Mr. Doucette would be paid two times his base salary over a 12 month period. Both would receive any annual incentive bonus earned but not yet paid for the completed full fiscal year prior to termination.

(2)   Pursuant to the terms of the Named Executive Officer's employment agreement, unvested restricted stock will continue to vest in accordance with its terms in the 12 month period following termination for Mr. de Saram and Mr. Doucette. For Mr. Addesso, unvested stock would continue to vest for 24 months in accordance with its terms.

(3)   Pursuant to the terms of the Named Executive Officer's employment agreement, he shall continue to participate in the disability and life insurance programs until the earlier of a certain number of months or his eligibility to be covered by comparable benefits of a subsequent employer and he will receive a cash payment to enable him to pay for medical and dental coverage for a certain number of months. For Mr. Addesso, the number is 24, for Mr. Doucette, it is 12.

(4)   Pursuant to the terms of his employment agreement, Mr. de Saram would receive one year's salary plus reasonable moving expenses, if terminated for reasons other than misconduct or a breach of Company policies. Continued vesting of restricted stock would occur as described in footnote (2).

(5)   The Senior Executive Change of Control Agreement provides for a cash payment that equals the average of the executive's salary and bonus for the previous three years times a factor assigned by the Board. The factor is 2.0 for Messrs. de Saram, Doucette, and Howie and 2.5 for Mr. Addesso.

(6)   The unvested equity awards for each Named Executive Officer are valued at the NYSE closing price of $155.87 at 2013 year end as if all vested on December 31, 2013.

(7)   The terms of the Change of Control Agreement offer a cash payout, vesting of equity awards and enhanced pension and health benefits but the aggregate amount is capped at one dollar less than the amount that would otherwise trigger a Parachute Payment under Section 280G of the Internal Revenue Code. The amount shown is the lesser of the total value or one dollar less than three times the Named Executive Officer's annualized compensation for the most recent five years.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

_____

During 2013, the Compensation Committee was comprised of John J. Amore, John R. Dunne, William F. Galtney, Jr., John P. Phelan, Roger M. Singer and John A. Weber, all of whom are Non-Employee Directors of the Company and none of whom is or has been an officer of the Company. No Compensation Committee interlocks existed during 2013.

PROPOSAL NO. 2—APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors recommends that you vote FOR the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to serve as the Company's auditor for the year ending December 31, 2014 and the authorization of the Board of Directors acting by the Audit Committee of the Board of Directors to set the fees for the independent, registered public accounting firm serving as the Company's auditor. Proxies will be so voted unless shareholders specify otherwise in their proxies.

The Company's independent registered public accounting firm has been appointed to serve as the Company's auditor each year at the Annual General Meeting of Shareholders pursuant to the Board's recommendation, which is based on the recommendation of the Audit Committee. For the 2014 Annual General Meeting, and in accordance with the Sarbanes-Oxley Act of 2002 ("Sarbanes Oxley"), the Audit Committee has evaluated the performance and independence of PricewaterhouseCoopers LLP and has recommended their appointment as the Company's independent, registered public accounting firm to serve as auditor for the year ending December 31, 2014. In making its recommendation, the Audit Committee reviews both the audit scope and estimated fees for professional services for the coming year. Representatives of PricewaterhouseCoopers LLP will be present at the 2014 Annual General Meeting, will have the opportunity to make a statement if they so desire and will be available to respond to appropriate questions from shareholders.

PROPOSAL NO. 3—NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board of Directors recommends that you vote FOR the non-binding advisory approval of the Named Executive Officers' compensation. Proxies will be so voted unless shareholders specify otherwise in their proxies. Proxies given by beneficial holders to shareholders of record may not be so voted unless beneficial holders specify a vote for approval in their proxies.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, enables shareholders to vote to approve, on an advisory (nonbinding) basis, the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement in accordance with the rules of the SEC.

As described in detail under the heading "Executive Compensation – Compensation Discussion and Analysis", the Company's executive compensation program is designed to attract, reward, and retain talented executives whose abilities are critical to the success of the Company and its long term goals of profitability and strong shareholder returns. Please read the "Compensation Discussion and Analysis" discussion for additional details about our executive compensation programs, including information about the fiscal year 2013 compensation of our named executive officers.

Shareholders are being asked to indicate their support for the Company's Named Executive Officer compensation as described in this Proxy Statement, which includes the "Compensation Discussion and Analysis" section and the compensation tables and related narrative disclosure. This proposal, commonly known as a "say-on-pay" proposal, gives shareholders the opportunity to express their views on our Named Executive Officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Company's Named Executive Officers and the philosophy, policies and practices described in this Proxy Statement. Accordingly, the Board recommends that you vote "FOR" the following resolution at the Annual General Meeting:

"Resolved, that the shareholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion."

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or the Board of Directors. However, the Board of Directors and the Compensation Committee value the opinions of the Company's shareholders, will review the voting results, and will consider shareholder concerns.

MISCELLANEOUS—GENERAL MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers, and directors and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Executive officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Forms 3, 4 and 5 they file.

Based solely on the Company's review of the copies of the forms it has received and representations that no other reports were required, the Company believes that all of its executive officers and directors have filed with the SEC on a timely basis all required Forms 3, 4 and 5 with respect to transactions during fiscal year 2013.

Shareholder Proposals for the 2015 Annual General Meeting of Shareholders

To be considered for inclusion in the Company's Proxy Statement and Proxy Card relating to the 2015 Annual General Meeting of Shareholders, a shareholder proposal must be received by the Secretary of the Company in proper form at the Company's registered office at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, no later than December 12, 2014. If the shareholder proposal relates to a nomination for director, then the proposal must be made in accordance with the procedures set forth in Bye-law 12 and discussed in the section titled "Nominating and Governance Committee." This Bye-law is available on the Company's website or by mail from the Corporate Secretary's office.

Proxy Solicitations

The expense of this proxy solicitation will be borne by the Company. In addition to solicitation by mail, proxies may be solicited in person or by telephone, facsimile or mail by directors or officers who are employees of the Company without additional compensation. Georgeson Shareholder Communications Inc. will provide solicitation services to the Company for a fee not to exceed $6,500 plus out-of-pocket expenses. The firm will solicit proxies by personal interview, telephone, facsimile and mail. The Company will, on request, reimburse shareholders of record who are brokers, dealers, banks or voting trustees, or their nominees, for their reasonable expenses in sending proxy materials and annual reports to the beneficial owners of the shares they hold of record.

Transfer Agent and Registrar

The Company has appointed Computershare Trust Company, N.A. (formerly known as Equiserve Trust Company, N.A.) to serve as transfer agent, registrar and dividend paying agent for the Common Shares. Correspondence relating to any share accounts or dividends should be addressed to:

Computershare Trust Company, N.A.
Shareholder Services
P.O. Box 43078
Providence, Rhode Island 02940-3078
(877) 373-6374.
(781) 575-2725

All transfers of certificates for Common Shares should also be mailed to the above address.

By Order of the Board of Directors
Sanjoy Mukherjee
Executive Vice President, General Counsel and Secretary

April 11, 2014







EVEREST

IMPORTANT ANNUAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ **PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2 and 3.

1. Election of Directors for a term to end in 2015:

	For	Withhold		For	Withhold		For	Withhold
01 - Dominic J. Addesso	☐	☐	02 - John J. Amore	☐	☐	03 - John R. Dunne	☐	☐
04 - William F. Galtney, Jr.	☐	☐	05 - Roger M. Singer	☐	☐	06 - Joseph V. Taranto	☐	☐
07 - John A. Weber	☐	☐						

	For	Against	Abstain
2. To appoint PricewaterhouseCoopers LLP as the Company's registered public accounting firm for the year ending December 31, 2014 and authorize the Board of Directors acting by the Audit Committee of the Board to set the fees for the registered public accounting firm.	☐	☐	☐
3. Advisory vote to approve 2013 executive compensation.	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X 1 9 3 8 2 2 2

01TK0B



Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 14, 2014 at Fairmont Hamilton Princess, 76 Pitts Bay Road, Hamilton, Bermuda at 10:00 a.m.
The proxy statement and annual report to shareholders are available at
http://www.everestregroup.com/InvestorCenter/AnnualMeetingMaterials.aspx

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

EVEREST.

Proxy — Everest Re Group, Ltd.

Annual General Meeting of Shareholders

May 14, 2014, 10:00 a.m.
Fairmont Hamilton Princess, 76 Pitts Bay Road
Hamilton, Bermuda

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints D. Addesso, J. Doucette and S. Mukherjee, and each of them, as proxies of the undersigned, each with full power to act without the others and with full power of substitution, to vote all the Common Shares of EVEREST RE GROUP, LTD. held in the name of the undersigned at the close of business on March 20, 2014, at the Annual General Meeting of Shareholders to be held on May 14, 2014, at the Fairmont Hamilton Princess, 76 Pitts Bay Road, Hamilton, Bermuda at 10:00 a.m. (local time), and at any adjournment or postponement thereof, with all the powers the undersigned would have if personally present, on the matters set forth hereon in accordance with any directions given by the undersigned and, in their discretion, on all other matters that may properly come before the Annual General Meeting, all in accordance with the accompanying Notice and Proxy Statement, receipt of which is acknowledged.

IF THIS PROXY IS PROPERLY EXECUTED AND RETURNED, THE SHARES REPRESENTED THEREBY WILL BE VOTED. IF A CHOICE IS SPECIFIED BY THE SHAREHOLDER, THE SHARES WILL BE VOTED ACCORDINGLY. IF NOT OTHERWISE SPECIFIED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR ITEMS 1, 2 AND 3. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

You are encouraged to specify your choices by marking the appropriate boxes (SEE REVERSE SIDE), but you need not mark any box if you wish to vote in accordance with the Board of Directors' recommendations. THE PROXIES CANNOT VOTE YOUR SHARES UNLESS YOU SIGN AND RETURN THIS CARD.

(Items to be voted appear on reverse side.)